SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2007

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: July 31, 2007	By: /s/ Nancy C. Gardner

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REUTERS GROUP PLC – INTERIM RESULTS (UNAUDITED)	27 July 2007
for the six months ended 30 June 2007
REUTERS INTERIM RESULTS

Business performance*

•	H1 2007 revenue of £1,268 million, up 6.4% on an underlying basis (excluding acquisitions, disposals and currency) and down 0.7% on an actual basis due to currency effects

•	Trading profit* of £175 million, up 36% underlying, driven by operating leverage and Core Plus benefits

•	Operating profit of £134 million, up 10%, after £21 million of costs associated with the Thomson-Reuters transaction

•	Adjusted earnings per share* of 10.6p, up 25%, reflecting profit growth and reduced shares in issue

•	Trading cash flow* of £65 million (H1 2006: £145 million) reflecting phasing of capital expenditure and working capital outflow

•	Interim dividend of 5p (H1 2006: 4.10p)

Operating highlights

•	Strong net sales in all regions, particularly Europe, as customers continue to invest

•	2.3 percentage points of underlying revenue growth from Core Plus initiatives in electronic trading, high value content, enterprise solutions and new markets

•	FXMarketSpace gaining momentum, fuelled by increased customer uptake

Tom Glocer, Reuters Chief Executive, said: “Against the backdrop of the pending Thomson-Reuters transaction, Reuters stayed focused on driving growth in the first half and delivered the strongest six months of sales and installations in more than five years. We are off to a very good start in planning for our integration with Thomson. The more we advance in these activities, the more excited I become about the prospect of creating a truly great information company.”

UNAUDITED

	Six months to 30 June
	2007		2006		% change
BUSINESS PERFORMANCE*	£m		£m

Revenue	1,268		1,277		(1%)
Trading profit*	175		156		13%

Trading margin*	13.8%		12.2%
Adjusted EPS*	10.6	p	8.5	p	25%
STATUTORY RESULTS

Operating profit	134		122		10%
Profit before tax	136		123		11%
Profit for the period from discontinued operations	9		–		–
Profit for the period	114		96		19%
Basic earnings per share	9.2	p	7.3	p	26%
Dividend per ordinary share	5.0	p	4.1	p	22%

*This release includes certain non-GAAP figures which are business performance measures used to manage the business. See pages 23 to 36 for explanations and reconciliations to the most directly comparable statutory figures. Business performance measures are also reconciled to the statutory results at www.about.reuters.com in the Investors section under Financial Data.
For certain profit, cost, margin and cash flow measures, Reuters analyses its results both before and after the impact of acquisition related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. The adjusted measures are referred to as Trading Profit, Trading Costs, Trading Margin and Trading Cash Flow.
Adjusted EPS is defined as basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs and related taxation effects. The impact of recently announced reductions in the corporation tax rates in various countries has also been excluded.

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GUIDANCE

Since Reuters is in an offer period as defined by the City Code on Takeovers and Mergers, the company is not giving any specific revenue and margin guidance for 2007 in its interim results.

Capital expenditure

Capital expenditure of £126 million in H1 2007 (H1 2006: £99 million) was driven by significant first half investments in new product development and data centre resilience. Reuters continues to expect full year 2007 capital expenditure at similar levels to 2006 (£228 million).

CURRENCY

Currency effects reduced first half revenue by £85 million (7.1%) and first half trading profit by £25 million – a one percentage point reduction in trading margin. The main driver was the weakening against Sterling of the US Dollar, with the weakening of the Euro, Yen and other currencies also contributing.

Average Exchange Rates

	H1	H1	Full year
	2007	2006	2006

£/$US	1.97	1.78	1.83
£/€	1.48	1.46	1.47
£/¥	234.48	206.98	212.92

At current exchange rates and currency mix, a 5 cent weakening in the average annual exchange rate of either the US Dollar or the Euro against Sterling would decrease Reuters annual trading profit by approximately £10 million, and vice versa.

PROGRESS UPDATE ON THE THOMSON-REUTERS TRANSACTION

Since the announcement of the Thomson–Reuters transaction on 15 May, there has been progress in the following areas:

•	Positive feedback from customers

•	Integration planning workstreams identified: top team selected

•	Pre-filing discussions with and information being provided to the European competition authorities, prior to expected formal filing in September

•	No formal US anti-trust filing (Hart-Scott-Rodino: HSR) due to technical aspects of the dual-listed company transaction structure. The Department of Justice (DoJ) has commenced a review that is expected to be similar in scope and timing to that which would have taken place under HSR and the parties are working with the DoJ

•	Initial discussions with the Canadian Competition Bureau with filing expected to follow soon

•	Commitment to maintain a strong operating presence in both London and New York

This announcement includes forward-looking statements. See pages 37-38 for a description of risk factors.

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REUTERS RESULTS – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June				Full year
	2007		2006		2006
STATUTORY RESULTS (UNAUDITED)	£m		£m		£m

Revenue	1,268		1,277		2,566
Operating profit	134		122		256
Net finance costs	(14)		–		(15)
Profit on disposal of associates, joint ventures & available for sale financial assets	19		–		76
Share of post-taxation (losses) / profits from associates & joint ventures	(3)		1		(4)

Profit before taxation	136		123		313

Profit for the period from continuing operations	105		96		293

Discontinued operations
Profit for the period from discontinued operations	9		–		12

Profit for the period	114		96		305

Basic earnings per share	9.2	p	7.3	p	23.6	p
Dividend per ordinary share	5.0	p	4.1	p	11.0	p

Business Performance Measures* (unaudited)
Operating profit	134		122		256
Excluding:
Acquisition-related restructuring charges	–		11		13
Thomson deal-related costs	21		–		–
Impairments & amortisation of business combination intangibles	11		11		24
Profit on disposal of subsidiaries	–		(2)		(4)
Fair value movements	9		14		19

Trading profit*	175		156		308

Trading margin*	13.8%		12.2%		12.0%
Adjusted PBT**	158		146		276
Adjusted earnings**	131		113		222
Adjusted EPS*	10.6	p	8.5	p	17.1	p

* Refer to definitions of Business Performance Measures on page 1.
**Adjusted PBT is trading profit adjusted for restructuring costs, associates and joint ventures and interest. Adjusted earnings is adjusted PBT less the adjusted tax charge. See reconciliation 1 on page 26.

Revenue

Revenue in H1 2007 was £1,268 million, up 6.4% on an underlying basis but down 0.7% on an actual basis due to currency effects.

Core Plus initiatives contributed an additional £27 million of revenue in H1 2007, equivalent to 2.3 percentage points of underlying growth. Total Core Plus revenue was £35 million, with the most significant sources being next generation electronic trading initiatives such as Prime Brokerage; the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; and new enterprise solutions such as Reuters Datascope Tick History and Reuters Datafeed Direct.

Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.1%, driven by the 2007 price increase and volume growth. The key drivers of volume growth were migrations to and new sales of Reuters 3000 Xtra; Reuters Knowledge – principally on the buy side; and Enterprise Information products.

Revenue grew strongly in all geographic regions in the first half. Europe, Middle East & Africa continued to grow steadily at 5% underlying, helped by growing momentum in France and Germany and strong trading in the Gulf, Russia and the Nordic region, partly offset by the continuing impact of consolidation in Italian markets. Asia’s growth rate improved to 7% on an underlying basis, benefiting from strong revenue growth in China and India and good sales of Reuters 3000 Xtra and Enterprise products to Reuters largest clients in Japan. The Americas saw underlying growth of 8%, driven by demand for enterprise products and Reuters Knowledge.

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Trading Costs

Trading costs (including Core Plus investments for growth and transformation) totalled £1,093 million in the first half (H1 2006: £1,121 million). The decrease in trading costs, in absolute terms, reflected Core Plus savings and a £60 million reduction due to currency. Careful cost control kept core cost inflation to just 3%, below the rate of core revenue growth.

Trading Profit

Reuters delivered trading profit of £175 million (H1 2006: £156 million). Trading profit was driven by revenue growth, continued tight cost control and £26 million net benefit from Core Plus initiatives. The business delivered trading margins of 13.8% after Core Plus investment.

Operating Profit

Operating profit rose by 10% to £134 million (H1 2006: £122 million). This growth reflects the improvements in trading profit, partly offset by £21 million of costs associated with the Thomson-Reuters transaction.

Profit before taxation

Profit before taxation of £136 million (H1 2006: £123 million) was boosted by £18 million profit on the sale of Reuters stake in Intralinks Inc. a software vendor, partially offset by £3 million share of losses from associates and joint ventures. The majority of these losses stemmed from FXMarketSpace, Reuters joint venture with the CME. Trading on FXMS is gaining momentum, as new customers are added to the platform.

Profit for the period

Statutory profit of £114 million (H1 2006: £96 million) included £9 million from discontinued operations (H1 2006: nil) representing amounts received from Instinet on settlement of historic tax liabilities.

Adjusted earnings per share

Adjusted earnings per share rose by 25% to 10.6p (H1 2006: 8.5p) boosted by growth in trading profit and an effective tax rate of 17% (H1 2006: 23%). The average number of shares in issue fell to 1,239 million as a result of the share buyback (H1 2006: 1,321 million).

Basic earnings per share

Basic EPS increased by 26% to 9.2p (H1 2006: 7.3p), driven by increased profitability, a lower tax rate and helped by the reduced number of shares in issue following the buy-back.

Cash Flow

Reuters had net debt of £499 million at 30 June 2007 (30 June 2006: £272 million), reflecting returns to shareholders of £229 million and a net £20 million inflow from acquisitions and disposals. In H1 2007 Reuters spent £143 million on its share buy-back programme and paid a dividend of £86 million. Since Reuters is in an offer period the buy-back programme has been suspended.

Trading cash flow totalled £65 million in H1 2007 (H1 2006: £145 million) impacted by capital investment and working capital. Working capital outflow was £72 million, affected by timing issues. Cash conversion (i.e. trading cash flow divided by trading profit) was 37%, but 80% on a rolling 12 month basis.

H1 2007 saw £126 million of capital expenditure (H1 2006: £99 million) reflecting investment in resilience, transformation projects and new product development. In 2007 capital expenditure is considerably weighted to the first half of the year, due to a number of one-off investments in service resilience in Reuters data centres.

Dividend

As previously stated at the time the proposed Thomson-Reuters transaction was announced, the Reuters Board has declared a dividend of 12p for 2007, with 5p payable as an interim dividend and 7p payable as a final dividend subject to proportionate adjustment if closing occurs before year end.

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SALES & TRADING DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		% Change	% Change
	2007	2006 *	Actual	Underlying
	£m	£m

Revenue	802	835	(4%)	3%
Trading costs	(684)	(717)	(5%)	–

Trading profit	118	118	–	22%

Trading margin	14.7%	14.1%

Operating profit**	104	92

* As discussed in note 11 on page 19, 2006 comparatives have been restated to decrease recoveries revenues in Sales & Trading by £42 million, increase other product revenues by £26 million and decrease operating costs by £23 million.
** Sales & Trading operating profit is stated prior to any impact in respect of £21 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Sales & Trading revenue was £802 million in H1, an underlying increase of 3%. On an actual basis, currency effects resulted in a 4% decrease in revenue. Trading profit increased by an underlying 22% (flat on an actual basis). The division’s trading margin was 14.7%, reflecting good cost control.

The Sales & Trading division’s strategic focus is to become the leading provider of content and transactions services for traders and salespeople, across the financial markets globally. The key to delivering profitable growth is to focus on scaling the transactions businesses, exploiting opportunities in new and emerging markets and reducing the cost and complexity of technology platforms.

The key drivers of the Sales & Trading division in H1 2007 were:

•	Reuters Xtra family revenues which grew an underlying 10% to £511 million. This was driven by customer migration from legacy products, sales of new desktop accesses and the benefit of the price increase applicable to Reuters 3000 Xtra which was implemented at the start of the year. In addition, Sales & Trading usage revenue grew 18% underlying as Reuters Prime Brokerage, Reuters Dealing Matching and Reuters Electronic Trading benefited from increased trading volumes, driven by buoyant foreign exchange markets.

•	Revenue from Trader family products, which declined 20% on an underlying basis to £144 million. This reflects customer migrations from legacy products, principally Telerate and 2000/3000 series products. Revenue attrition from Telerate has remained at around two percentage points of Sales & Trading revenue (one percentage point of Group revenue) as expected.

•	Revenue from recoveries (exchange fees and specialist data) grew by 9% underlying in the first half of the year to £147 million.

The key contributors to Core Plus revenue within Sales & Trading were Prime Brokerage, which gives hedge funds electronic access to the interbank foreign exchange market; Reuters suite of electronic trading products, such as Reuters Trading for FX; and a strong performance in rapidly developing markets such as China and India.

Major areas of investment in Sales & Trading during H1 2007 include the addition of multi asset class trading capabilities, expansion into new markets and Reuters Trade Notification Service.

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RESEARCH & ASSET MANAGEMENT DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		% Change	% Change
	2007	2006 *	Actual	Underlying
	£m	£m

Revenue	173	147	18%	25%
Trading costs	(158)	(151)	5%	12%

Trading profit / (loss)	15	(4)	–	–

Trading margin	8.9%	(2.8%)

Operating profit / (loss)**	13	(7)

* As discussed in note 11 on page 19, 2006 comparatives have been restated to increase other product revenues in Research & Asset Management by £3 million and increase operating costs by £6 million.
** Research & Asset Management operating profit / (loss) is stated prior to any impact in respect of £21 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Research & Asset Management revenue grew 25% on an underlying basis (18% on an actual basis) to £173 million. Growth excluding the impact of migrations from Sales & Trading was 16% (underlying). The division reached profitability in H1 2007, delivering a trading profit of £15 million with a trading margin of 8.9% . This reflected strong revenue growth and operational leverage in the division.

Research & Asset Management aims to provide independent content and insight to two user communities:
Investment Banking, Investment Management & Corporates (IB&IM) and Wealth Management.

Investment Banking, Investment Management & Corporates revenues grew 36% on an underlying basis to £107 million. Revenues were driven by feeds of fundamentals and estimates content for integration into customer systems; the addition of new Reuters Knowledge positions (now totalling 15,000); and the incremental revenue achieved by upgrading existing users from standalone accesses to Reuters Knowledge embedded within Reuters 3000 Xtra.

Revenue from the Wealth Management customer base grew 11% on an underlying basis to £66 million, driven by strong customer demand in the US and Asia for feed and web based solutions, as well as 8% growth in Lipper funds information revenues.

The key contribution to Core Plus revenue in Research & Asset Management came from high value content and functionality enhancements in the Reuters Knowledge product family. New additions in the quarter included additional economic indicator data such as University of Michigan consumer surveys and consensus estimate footnotes.

Reuters primary research service was launched in Q2 to offer expertise and customised analysis to investment managers seeking investment research on topics not typically covered under the traditional research model. The initial areas of focus are healthcare, technology and alternative energy. Primary research accounted for the major area of new investment in Research & Asset Management during the first half.

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ENTERPRISE DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		% Change	% Change
	2007	2006 *	Actual	Underlying
	£m	£m

Revenue	210	208	1%	8%
Trading costs	(173)	(176)	(1%)	3%

Trading profit	37	32	16%	38%

Trading margin	17.8%	15.5%

Operating profit**	34	28

* As discussed in note 11 on page 19, 2006 comparatives have been restated to increase other product revenues in Enterprise by £13 million and increase operating costs by £16 million.
** Enterprise operating profit is stated prior to any impact in respect of £21 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Enterprise revenue increased by an underlying 8% in H1 to £210 million. On an actual basis, revenue increased by 1%. Trading profit increased by 38% on an underlying basis (16% on an actual basis) and the division’s trading margin was 17.8%, up from 15.5% in the prior year period, reflecting careful cost control and the benefits of operational leverage in the business.

Reuters financial services customers are looking to grow revenues and cut costs through increased levels of business automation. As they prepare to address the requirements of the Markets in Financial Instruments Directive (MiFID), they are consuming greater quantities of data and focusing increasingly on regulatory compliance and risk. The breadth, depth and reliability of Reuters Enterprise Information make it a leader in these fields.

Enterprise Information continued to perform strongly. On an underlying basis, revenue grew 17% to £132 million, supported by the rollout of a new commercial model for licensing machine-readable data which links revenue more directly to the volume of data being used by customers.

Trade and Risk Management saw revenues grow 9% on an underlying basis to £42 million, mainly driven by growth in Europe, Middle East & Africa.

Information Management Systems (IMS) revenue continued to decline, showing a 16% underlying decrease to £36 million, driven by the continuing impact of withdrawal from the hardware business and migration of clients at smaller sites to desktop based products. However, this was partly offset by new revenue from the Reuters Wireless Delivery System and Reuters Tick Capture Engine.

Core Plus revenues from Enterprise came from Reuters Datascope Real Time, Reuters Datafeed Direct and Reuters Datascope Tick History, driven mainly by demand for automated trading solutions from large sell-side firms and from hedge funds.

During H1 2007, the Enterprise division invested to support growth in Trade and Risk Management and in a range of Core Plus products to broaden its business automation offering.

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MEDIA DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		% Change	% Change
	2007	2006 *	Actual	Underlying
	£m	£m

Revenue	83	87	(5%)	2%
Trading costs	(78)	(77)	1%	6%

Trading profit	5	10	(50%)	(39%)

Trading margin	5.9%	11.3%

Operating profit**	4	9

* As discussed in note 11 on page 19, 2006 comparatives have been restated to increase operating costs in Media by £1 million.
** Media operating profit is stated prior to any impact in respect of £21 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Media revenue was £83 million in H1, an increase of 2% on an underlying basis (a decrease of 5% on an actual basis). This reflected a demanding year-on-year comparative period that benefited from exceptionally high levels of TV usage revenue in H1 2006. Trading profit declined by 39% on an underlying basis (50% on an actual basis) and the division’s trading margin was 5.9%, down from 11.3% in the prior year period, reflecting uneven revenue phasing and added investment, particularly in Editorial and a new online technology platform.

Revenue from Agency Services was £70 million, an increase of 1% on an underlying basis (5% decrease at actual rates). New clients and the recently launched Africa service contributed to steady growth in text and TV subscription revenues. Reuters pictures grew 9% (underlying) following last year’s investment in coverage and the new Reuters Pictures Archive. However, this was offset by lower TV usage revenue against a tough year-on-year comparison.

Revenue from Consumer Services, which accounted for the Media division’s Core Plus revenue, rose by 10% on an underlying basis (1% decline at actual rates) as syndication revenue continued to grow. Direct-to-consumer revenue grew 5% at underlying rates, with good growth in UK and Asian online advertising offset by a weaker performance in the US, where there was significant changeover in sales staff. A new team has been recruited and current momentum is strong.

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Notes

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters interim results presentation for investors and analysts will be webcast live today from 11:30 GMT and available for replay from 15:00 GMT at http://about.reuters.com/webcast/resultsq207

Documents containing information from this press release formatted in XBRL (eXtensible Business Reporting Language) will be made available at http://about.reuters.com/investors/results/archive/2007.asp on 30 July 2007. An Intelligent Financial Statement™, a supplemental PDF that contains information from this press release and embeds XBRL financial data in a viewable and printable document, will also be available.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See pages 37-38 for a description of risk factors.

Contacts
Investors		Press
Miriam McKay	Tel: +44 (0) 20 7542 7057	Ed Williams	Tel: +44 (0) 20 7542 6005
miriam.mckay@reuters.com		ed.williams@reuters.com

Karen Almeida	Tel: +44 (0) 20 7542 8617	Steve Clarke	Tel: + 44 (0) 20 7542 6865
karen.almeida@reuters.com		steve.clarke@reuters.com

Chris Collett	Tel: +44 (0) 20 7542 2867	Victoria Brough	Tel: + 44 (0) 20 7542 8763
chris.collett@reuters.com		victoria.brough@reuters.com

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Independent review report to Reuters Group PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 on pages 12 to 19 which comprises the condensed consolidated balance sheet as at 30 June 2007 and the related consolidated statements of income, cash flows and recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out on page 16.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
London
27 July 2007

SUMMARISED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

CONTENTS

FINANCIAL STATEMENTS
1	Consolidated income statement for the six months ended 30 June 2007 (unaudited)
2	Consolidated statement of recognised income and expense for the six months ended 30 June 2007 (unaudited)
3	Condensed consolidated balance sheet at 30 June 2007 (unaudited)
4	Consolidated cash flow statement for the six months ended 30 June 2007 (unaudited)
5	Basis of preparation (unaudited)
6	Consolidated reconciliation of changes in equity (unaudited)
7	Net cash flows from operating activities for the six months ended 30 June 2007 (unaudited)
8	Taxation (unaudited)
9	Dividends per share for the six months ended 30 June 2007 (unaudited)
10	Discontinued Operations (unaudited)
11	Changes to allocation methodology for segmental reporting (unaudited)

REVENUE & ACCESSES
1	Revenue by Division by type – six months ended 30 June 2007 (unaudited)
2	Revenue by Division by product family – six months ended 30 June 2007 (unaudited)
3	Revenue by geography – six months ended 30 June 2007 (unaudited)
4	Quarterly non-GAAP product family statistics (unaudited)

USE OF NON-GAAP MEASURES

RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)
1	Reconciliation of operating profit to trading profit, adjusted PBT and adjusted earnings (unaudited)
2	Reconciliation of operating margin to trading margin (unaudited)
3	Reconciliation of operating costs to trading costs by Division (unaudited)
4	Reconciliation of operating profit to trading profit by Division (unaudited)
5	Reconciliation of operating margin to trading margin by Division (unaudited)
6	Reconciliation of non-GAAP basic EPS from continuing operations to basic EPS (unaudited)
7	Reconciliation of non-GAAP profit before taxation to profit before taxation (unaudited)
8	Reconciliation of actual percentage change to underlying change – revenue by Division by type - six months ended 30 June 2007 (unaudited)
9	Reconciliation of actual percentage change to underlying change – revenue by Division by product family – six months ended 30 June 2007 (unaudited)
10	Reconciliation of actual percentage change to underlying change – revenue by geography - six months ended 30 June 2007 (unaudited)
11	Reconciliation of actual percentage change to underlying change – quarterly non-GAAP product family statistics (unaudited)
12	Reconciliation of actual percentage change to underlying change – quarterly non-GAAP product family statistics (unaudited)
13	Reconciliation of actual percentage change to underlying change – trading costs by division – six months ended 30 June 2007 (unaudited)
14	Reconciliation of actual percentage change to underlying change – trading profit by division – six months ended 30 June 2007 (unaudited)
15	Components of net debt at 30 June 2007 (unaudited)
16	Reconciliation of net cash flow to movement in net debt for six months ended 30 June 2007 (unaudited)
17	Reconciliation of cash generated from operations to free cash flow and trading cash flow (unaudited)

FORWARD-LOOKING STATEMENTS

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FINANCIAL STATEMENTS

1)	CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June				Year to
					31 December
	2007		2006		2006
	£m		£m		£m

Revenue	1,268		1,277		2,566
Operating costs	(1,151)		(1,174)		(2,351)
Other operating income	17		19		41

Operating profit	134		122		256
Finance income	42		25		72
Finance costs	(56)		(25)		(87)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	19		–		76
Share of post-taxation (losses) / profits from associates & joint ventures*	(3)		1		(4)

Profit before taxation	136		123		313
Taxation	(31)		(27)		(20)

Profit for the period from continuing operations	105		96		293

DISCONTINUED OPERATIONS
Profit for the period from discontinued operations	9		–		12

Profit for the period	114		96		305

EARNINGS PER SHARE
Basic	9.2	p	7.3	p	23.6	p
Diluted	9.1	p	7.1	p	23.1	p
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	8.4	p	7.3	p	22.6	p
Diluted	8.3	p	7.1	p	22.2	p

*Share of post-taxation (losses) / profits from associates and joint ventures includes a taxation charge of £nil million at June 2007 (June 2006: £1 million).
Dividends paid and proposed in the period were £86 million and £62 million respectively (June 2006: £81 million and £53 million respectively; December 2006: £134 million paid and proposed).

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2)	CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to
			31 December
	2007	2006	2006
	£m	£m	£m

Profit for the period	114	96	305
Actuarial gains on defined benefit plans	108	96	6
Translation differences taken directly to reserves	(19)	(54)	(95)
Fair value gains on available-for-sale financial assets	12	–	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	–	–
Fair value gains on net investment hedges	9	17	34
Taxation on the items taken directly to or transferred from equity	(25)	(22)	(4)

Net gains / (losses) not recognised in income statement	67	37	(53)

Total recognised income for the period	181	133	252

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3)	CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007 (UNAUDITED)

	As at 30 June		As at
			31 December
	2007	2006	2006
		Restated*
	£m	£m	£m

ASSETS
Non-current assets	1,376	1,184	1,314
Current assets	668	684	606
Non-current assets classified as held for sale	–	1	–

Total assets	2,044	1,869	1,920

LIABILITIES
Current liabilities	(1,073)	(999)	(913)
Non-current liabilities	(752)	(537)	(835)

Total liabilities	(1,825)	(1,536)	(1,748)

Net assets	219	333	172

SHAREHOLDERS’ EQUITY
Share capital	349	364	355
Share premium	167	127	141
Other reserves	(1,747)	(1,729)	(1,738)
Retained earnings	1,450	1,571	1,414

Total equity	219	333	172

*The 30 June 2006 comparatives have been restated for the treatment adopted as at 31 December 2006 to recognise irrevocable commitments put in place prior to a close period. The impact at 30 June 2006 is to increase current liabilities and decrease net assets by £19 million. Refer to note 5 on page 16 for a full explanation.

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4)	CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to
			31 December
	2007	2006	2006
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations (page 18)	174	11	311
Interest received	20	18	42
Interest paid	(36)	(21)	(61)
Tax paid	(18)	(17)	(34)

Net cash flow from operating activities	140	(9)	258

Cash flows from investing activities
Acquisitions, net of cash acquired	(22)	(36)	(67)
Disposals, net of cash disposed	20	(16)	65
Purchases of property, plant and equipment	(76)	(50)	(122)
Proceeds from sale of property, plant and equipment	2	1	5
Purchases of intangible assets	(50)	(49)	(106)
Purchases of available-for-sale financial assets	(1)	–	–
Proceeds from sale of available-for-sale financial assets	23	–	–
Proceeds from closing of derivative contract	2	–	–
Dividends received	1	1	3

Net cash used by investing activities	(101)	(149)	(222)

Cash flows from financing activities
Proceeds from issue of shares	24	17	32
Share buyback	(143)	(294)	(527)
Increase in short-term deposits	(2)	(1)	(196)
Increase in borrowings	223	219	270
Equity dividends paid to shareholders	(86)	(81)	(134)

Net cash flow generated from / (used in) financing activities	16	(140)	(555)

Exchange losses on cash and cash equivalents	(2)	(10)	(13)

Net increase / (decrease) in cash and cash equivalents	53	(308)	(532)

Cash and cash equivalents at the beginning of the period	105	637	637

Cash and cash equivalents at the end of the period	158	329	105

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5)	BASIS OF PREPARATION (UNAUDITED)

The financial information for the six months ended 30 June 2007 included in this interim report (hereinafter referred to as the ‘interim financial information’) comprises the consolidated income statement, the condensed consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes on pages 16-19.

This interim financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and on a basis consistent with the accounting policies set out on pages 78 to 82 of Reuters Group PLC 2006 Annual Report and Form 20-F.

The interim financial information is unaudited but has been reviewed by the auditors and their review opinion is included in this interim report. The financial information set out in this report does not constitute statutory accounts as defined by the Companies Act 1985. Financial information for the year ended 31 December 2006 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Change to previously reported 30 June 2006 results

As outlined in the 2006 Financial Statements, Reuters reviewed its accounting policies in the context of emerging best practice and revised its accounting policy for the share buy-back programme to recognise irrevocable commitments put in place prior to the year end close period and recorded the commitments as a current liability. During the close period following the 2006 year end, Reuters purchased 11.7 million shares under these commitments at a total cost of £53 million. The impact of the change in policy was to increase current liabilities and decrease net assets by £53 million.

The 30 June 2006 comparatives in this interim financial information have now been restated to reflect the change in treatment. During the close period following 30 June 2006, Reuters purchased 5.1 million shares under these commitments at a total cost of £19 million. The impact of the change in policy is to increase current liabilities and decrease net assets by £19 million.

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6)	CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Six months to 30 June		Year to
			31 December
	2007	2006	2006
		Restated*
	£m	£m	£m

Balance at beginning of the period as previously reported	172	570	570
Prior year adjustment – share buyback programme	–	(59)	(59)

As restated	172	511	511
Actuarial gains on defined benefit plans	108	96	6
Translation differences taken directly to reserves	(19)	(54)	(95)
Fair value gains on available-for-sale financial assets	12	–	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	–	–
Fair value gains on net investment hedges	9	17	34
Taxation on the items taken directly to or transferred from equity	(25)	(22)	(4)

Net income / (expense) recognised directly in equity	67	37	(53)
Profit for the period	114	96	305

Total recognised income for the period	181	133	252

Employee share scheme credits	16	17	30
Taxation on employee share schemes	2	(3)	1
Proceeds from shares issued to ordinary shareholders	24	17	32
Repurchase of own shares	(90)	(242)	(467)
Shares to be repurchased	–	(19)	(53)
Dividends:
– Prior year final paid to ordinary shareholders	(86)	(81)	(81)
– Current year interim paid to ordinary shareholders	–	–	(53)

Balance at the end of the period	219	333	172

* The prior year adjustment in respect of the share buy-back programme is described on page 16.

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7)	NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to
			31 December
	2007	2006	2006
	£m	£m	£m

Net profit from continuing activities	105	96	293
Adjustments for:
Depreciation	48	49	95
Amortisation of intangibles	29	21	46
Impairment of intangibles	1	–	–
Profit on disposal of property, plant and equipment	(1)	–	(2)
Employee share scheme charges	21	18	30
Foreign exchange gains	(1)	(9)	(14)
Fair value movements in derivatives	8	14	19
Profits on disposals	(19)	(2)	(80)
Share of post-taxation losses / (profits) of associates & joint ventures	3	(1)	4
Finance income	(42)	(25)	(72)
Finance expense	56	25	87
Taxation	31	27	20
Movements in working capital:
Increase in inventories	(1)	–	–
(Increase) / decrease in trade and other receivables	(29)	(62)	23
(Decrease) / increase in trade and other payables	(2)	58	51
Decrease in pensions deficit	(12)	(178)	(176)
Decrease in provisions	(21)	(20)	(13)

Cash generated from operations	174	11	311

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8)	TAXATION (UNAUDITED)

The tax expense for the period of £31 million (six months to 30 June 2006: £27 million) has been calculated based on our estimate of the expected effective tax rate for the year to 31 December 2007. The effective tax rate is calculated by applying estimated tax rates to the estimated annual taxable results of each entity in the Group. Included in tax expense is a reduction in deferred tax assets reflecting tax rate changes in the UK and other jurisdictions. Tax on items in reserves has been charged to reserves.

The effective tax rate for the period on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements is 17% (six months to 30 June 2006: 23%).

The tax expense includes a charge of £11 million in respect of UK taxation (six months to 30 June 2006: £10 million).

9)	DIVIDENDS PER SHARE FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June		Year to
			31 December
	2007	2006	2006
	pence	pence	pence

Dividend per share
Prior year final paid	6.90	6.15	6.15
Current year interim paid	–	–	4.10

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,239 million for the six months to 30 June 2007 (June 2006: 1,321 million).

The interim dividend of 5.0 pence per share is payable on 5 September 2007 to ordinary shareholders on the register as at 10 August 2007. The interim dividend is payable on 12 September 2007 to American Depositary Shareholders on the register at 10 August 2007. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 8 August 2007.

10)	DISCONTINUED OPERATIONS (UNAUDITED)

The ‘Profit for the period from discontinued operations’ line within the income statement comprises an additional gain of £9 million recognised on the disposal of Instinet Group in 2005.

	Six months ended 30 June
	2007	2006
	£m	£m

Discontinued operations
Profit on disposal of subsidiaries (net of taxation of £nil)	9	–

Profit for the period from discontinued operations	9	–

11)	CHANGES TO ALLOCATION METHODOLOGY FOR SEGMENTAL REPORTING (UNAUDITED)

From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.

Communications revenues are no longer allocated as Recoveries to Sales & Trading, but are allocated among business Divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise Division. A proportion of Messaging costs are then charged to the other Divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.

2006 comparatives have therefore been restated to decrease recoveries revenues by £42 million, increase other product revenues by £26 million and decrease operating costs by £23 million in Sales & Trading, to increase other product revenue by £3 million and increase operating costs by £6 million in Research & Asset Management, to increase other product revenue by £13 million and increase operating costs by £16 million in Enterprise and to increase operating costs by £1 million in Media.

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REVENUE & ACCESSES

1)	REVENUE BY DIVISION BY TYPE – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June			% Change
	2007	2006	*	Actual	Underlying
	£m	£m

Recurring	753	789		(5%)	2%
Usage	47	44		7%	18%
Outright	2	2		16%	26%

Sales & Trading	802	835		(4%)	3%

Recurring	172	145		18%	26%
Usage	1	2		(11%)	(3%)

Research & Asset Management	173	147		18%	25%

Recurring	188	185		2%	9%
Outright	22	23		(2%)	(2%)

Enterprise	210	208		1%	8%

Recurring	67	68		(1%)	5%
Usage	16	19		(17%)	(11%)

Media	83	87		(5%)	2%

Recurring	1,180	1,187		(1%)	6%
Usage	64	65		–	9%
Outright	24	25		(3%)	(1%)

Total revenue	1,268	1,277		(1%)	6%

*As discussed in note 11 on page 19, 2006 comparatives have been restated to decrease recoveries revenues by £42 million and increase other product revenues by £26 million in Sales & Trading, to increase other product revenue by £3 million in Research & Asset Management and to increase other product revenue by £13 million in Enterprise.

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2)	REVENUE BY DIVISION BY PRODUCT FAMILY – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June			% Change
	2007	2006	*	Actual	Underlying
	£m	£m

Reuters Xtra	511	499		2%	10%
Reuters Trader	144	193		(25%)	(20%)
Recoveries	147	143		2%	9%

Sales & Trading	802	835		(4%)	3%

IB & IM	107	82		31%	36%
Reuters Wealth Management	66	65		2%	11%

Research & Asset Management	173	147		18%	25%

Reuters Enterprise Information	132	121		9%	17%
Reuters Information Management	36	46		(22%)	(16%)
Reuters Trade and Risk Management	42	41		4%	9%

Enterprise	210	208		1%	8%

Agency Services	70	74		(5%)	1%
Consumer Media	13	13		(1%)	10%

Media	83	87		(5%)	2%

Total revenue	1,268	1,277		(1%)	6%

*As discussed in note 11 on page 19, 2006 comparatives have been restated to decrease recoveries revenues by £42 million and increase other product revenues by £26 million in Sales & Trading, to increase other product revenue by £3 million in Research & Asset Management and to increase other product revenue by £13 million in Enterprise.

3) REVENUE BY GEOGRAPHY – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June			% Change
	2007	2006	*	Actual	Underlying
	£m	£m

Europe, Middle East & Africa	698	691		1%	5%
Americas	347	356		(2%)	8%
Asia	223	230		(3%)	7%

Total revenue	1,268	1,277		(1%)	6%

* 2006 comparatives have been restated to combine UK and Ireland, EMEA West and EMEA East as one region to reflect the way Reuters was managed in 2006.

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4)	QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

					Underlying
	Three months ended				percentage change
					Versus	Versus
	June	March	June		March	June
	2007	2007	2006	*	2007	2006

Period end accesses (000s)
3000 Xtra	119	117	105		3%	13%
Dealing	18	18	18		–	1%
Other Xtra	3	2	2		24%	53%

Reuters Xtra	140	137	125		3%	12%
Reuters Trader	84	90	109		(7%)	(24%)
Reuters Knowledge	15	14	12		5%	23%
Reuters Wealth Manager	94	94	102		–	(7%)

Total period end accesses	333	335	348		(1%)	(4%)

Access driven revenue (£m)
Total access driven revenue	321	320	326		–	5%
Other recurring revenue	275	264	269		4%	9%

Recurring revenue	596	584	595		2%	7%

Average revenue per access (£)
Total average revenue per access	320	315	313		1%	9%

* A minor reclassification of prior year access numbers between product families has been made to reflect changes in the management of certain products in 2007.

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USE OF NON-GAAP MEASURES

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

1)	Underlying and constant currency results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•	Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

•	Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

2)	Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

3)	Thomson deal-related costs

During 2007, Reuters has incurred certain charges in relation to the Thomson deal announced on 15 May. These include third party advisor and legal fees.

As the Thomson-Reuters combination will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).

Given their once-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.

4)	Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit / (losses) from disposals, fair value movements and Thomson deal-related costs

For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The

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adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit / (losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.

Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage the Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Tax and adjusted EPS
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits / (losses), Thomson deal-related costs and related tax effects.

The UK Government has recently announced a reduction in the corporation tax rate from 30% to 28%, effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 we are required to write down our existing UK deferred tax assets (pension contributions, tax losses etc) from 30% to 28%. The effect of this is a £5 million charge in the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a once-off event, outside the normal course of business.

Dividend policy
Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, profits / (losses) on disposals and Thomson deal-related costs.

5)	Free cash flow

Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

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6)	Net funds / (debt)

Net funds / (debt) represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

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RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)

1)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT, ADJUSTED PBT AND ADJUSTED EARNINGS (UNAUDITED)

	Six months ended 30 June
	2007	2006
	£m	£m

Operating profit from continuing operations	134	122
Excluding:
Restructuring charges	–	11
Thomson deal-related costs	21	–
Impairments & amortisation of business combination intangibles	11	11
Profit on disposal of subsidiaries	–	(2)
Fair value movements	9	14

Trading profit*	175	156
Restructuring	–	(11)
Associates and joint ventures	(3)	1
Interest	(14)	–

Adjusted PBT	158	146
Adjusted tax charge	(27)	(33)
Adjusted earnings	131	113

* Trading profit is defined as operating profit from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

2)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Six months ended 30 June
	2007	2006
	%	%

Operating margin from continuing operations	10.6%	9.5%
Excluding:
Restructuring charges	–	0.8%
Thomson deal-related costs	1.6%	–
Impairments & amortisation of business combination intangibles	0.9%	0.9%
Profit on disposal of subsidiaries	–	(0.1%)
Fair value movements	0.7%	1.1%

Trading margin*	13.8%	12.2%

* Trading margin is defined as operating margin from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

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3)	RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Six months ended 30 June
	2007	2006*
	£m	£m

Sales & Trading
Operating costs**	708	756
Restructuring charges	–	(11)
Impairments & amortisation of business combination intangibles	(8)	(7)
Fair value movements	(7)	(10)
Other income	(9)	(11)

Trading costs	684	717

Research & Asset Management
Operating costs**	163	156
Impairments & amortisation of business combination intangibles	(1)	(2)
Fair value movements	(2)	(1)
Other income	(2)	(2)

Trading costs	158	151

Enterprise
Operating costs**	179	183
Impairments & amortisation of business combination intangibles	(2)	(2)
Fair value movements	(1)	(2)
Other income	(3)	(3)

Trading costs	173	176

Media
Operating costs**	80	79
Fair value movements	(1)	(1)
Other income	(1)	(1)

Trading costs	78	77

*As discussed in note 11 on page 19, 2006 comparatives have been restated to decrease operating costs by £23 million in Sales & Trading, to increase operating costs by £6 million in Research & Asset Management, to increase operating costs by £16 million in Enterprise and to increase operating costs by £1 million in Media.
**Operating costs also include £21 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating costs are £1,151 million.

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4)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Six months ended 30 June
	2007	2006 *
	£m	£m

Sales & Trading
Operating profit**	104	92
Exclude:
Restructuring charges	–	11
Impairments & amortisation of business combination intangibles	8	7
Profit on disposal of subsidiaries	–	(2)
Fair value movements	6	10

Trading profit	118	118

Research & Asset Management
Operating profit / (loss)**	13	(7)
Exclude:
Impairments & amortisation of business combination intangibles	1	2
Fair value movements	1	1

Trading profit / (loss)	15	(4)

Enterprise
Operating profit**	34	28
Exclude:
Impairments & amortisation of business combination intangibles	2	2
Fair value movements	1	2

Trading profit	37	32

Media
Operating profit**	4	9
Exclude:
Fair value movements	1	1

Trading profit	5	10

*As discussed in note 11 on page 19, 2006 comparatives have been restated to decrease recoveries revenues by £42 million, increase other product revenues by £26 million and decrease operating costs by £23 million in Sales & Trading, to increase other product revenue by £3 million and increase operating costs by £6 million in Research & Asset Management, to increase other product revenue by £13 million and increase operating costs by £16 million in Enterprise and to increase operating costs by £1 million in Media.
**Operating profit also includes £21 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating profit is £134 million.

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5)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Six months ended 30 June
	2007	2006 *
	%	%

Sales & Trading
Operating margin**	13.0%	11.1%
Exclude:
Restructuring charges	–	1.2%
Impairments & amortisation of business combination intangibles	1.0%	0.9%
Profit on disposal of subsidiaries	–	(0.2%)
Fair value movements	0.7%	1.1%

Trading margin	14.7%	14.1%

Research & Asset Management
Operating margin**	7.3%	(5.2%)
Exclude:
Restructuring charges	–	0.1%
Impairments & amortisation of business combination intangibles	0.9%	1.2%
Fair value movements	0.7%	1.1%

Trading margin	8.9%	(2.8%)

Enterprise
Operating margin**	16.4%	13.4%
Exclude:
Restructuring charges	–	0.2%
Impairments & amortisation of business combination intangibles	0.7%	0.9%
Profit on disposal of subsidiaries	–	(0.1%)
Fair value movements	0.7%	1.1%

Trading margin	17.8%	15.5%

Media
Operating margin**	5.1%	10.1%
Exclude:
Impairments & amortisation of business combination intangibles	0.2%	0.2%
Profit on disposal of subsidiaries	–	(0.1%)
Fair value movements	0.6%	1.1%

Trading margin	5.9%	11.3%

*As discussed in note 11 on page 19, 2006 comparatives have been restated to decrease recoveries revenues by £42 million, increase other product revenues by £26 million and decrease operating costs by £23 million in Sales & Trading, to increase other product revenue by £3 million and increase operating costs by £6 million in Research & Asset Management, to increase other product revenue by £13 million and increase operating costs by £16 million in Enterprise and to increase operating costs by £1 million in Media.
**Operating margin also includes £21 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating margin is 10.6% .

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6)	RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Six months ended 30 June
	2007	2006
	pence	pence

Basic EPS from continuing operations	8.4	7.3
Excluding:
Impairments & amortisation of business combination intangibles	0.9	0.8
Profit on disposals	(1.5)	(0.1)
Fair value movements	0.7	1.0
Thomson deal-related costs	1.7	–
Adjustment to tax charge for tax effects of excluded items and change in corporation tax rate	0.4	(0.5)

Basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs, related taxation effects and change in corporation tax rate	10.6	8.5

7)	RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Six months ended 30 June
	2007	2006
	£m	£m

Profit before taxation from continuing operations	136	123
Exclude:
Impairments & amortisation of business combination intangibles	11	11
Profit on disposals	(19)	(2)
Fair value movements	9	14
Thomson deal-related costs	21	–

Profit before taxation from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements	158	146

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8)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – REVENUE BY DIVISION BY TYPE – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	% change versus six months ended 30 June 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Recurring	2%	(7%)	–	(5%)
Usage	18%	(11%)	–	7%
Outright	26%	(10%)	–	16%

Sales & Trading	3%	(7%)	–	(4%)

Recurring	26%	(8%)	–	18%
Usage	(3%)	(8%)	–	(11%)

Research & Asset Management	25%	(7%)	–	18%

Recurring	9%	(7%)	–	2%
Outright	(2%)	(4%)	4%	(2%)

Enterprise	8%	(7%)	–	1%

Recurring	5%	(6%)	–	(1%)
Usage	(11%)	(6%)	–	(17%)

Media	2%	(7%)	–	(5%)

Recurring	6%	(7%)	–	(1%)
Usage	9%	(9%)	–	–
Outright	(1%)	(5%)	3%	(3%)

Total revenue	6%	(7%)	–	(1%)

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9)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – REVENUE BY DIVISION BY PRODUCT FAMILY – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	% change versus six months ended 30 June 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Reuters Xtra	10%	(8%)	–	2%
Reuters Trader	(20%)	(5%)	–	(25%)
Recoveries	9%	(7%)	–	2%

Sales & Trading	3%	(7%)	–	(4%)

IB & IM	36%	(5%)	–	31%
Reuters Wealth Manager	11%	(9%)	–	2%

Research & Asset Management	25%	(7%)	–	18%

Reuters Enterprise Information	17%	(8%)	–	9%
Reuters Information Management	(16%)	(6%)	–	(22%)
Reuters Trade and Risk Management	9%	(7%)	2%	4%

Enterprise	8%	(7%)	–	1%

Agency Services	1%	(6%)	–	(5%)
Consumer Media	10%	(11%)	–	(1%)

Media	2%	(7%)	–	(5%)

Total revenue	6%	(7%)	–	(1%)

10)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – REVENUE BY GEOGRAPHY – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	% change versus six months ended 30 June 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Europe, Middle East & Africa	5%	(4%)	–	1%
Americas	8%	(10%)	–	(2%)
Asia	7%	(10%)	–	(3%)

Total revenue	6%	(7%)	–	(1%)

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11)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 31 March 2007
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	3%	–	–	3%
Dealing	–	–	–	–
Other Xtra	24%	–	–	24%

Reuters Xtra	3%	–	–	3%
Reuters Trader	(7%)	–	–	(7%)
Reuters Knowledge	5%	–	–	5%
Reuters Wealth Manager	–	–	–	–

Total period end accesses	(1%)	–	–	(1%)

Access driven revenue
Total access driven revenue	–	1%	–	1%
Other recurring revenue	4%	–	–	4%

Recurring revenue	2%	–	–	2%

Average revenue per access
Total average revenue per access	1%	1%	–	2%

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12)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 30 June 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	13%	–	–	13%
Dealing	1%	–	–	1%
Other Xtra	53%	–	–	53%

Reuters Xtra	12%	–	–	12%
Reuters Trader	(24%)	–	–	(24%)
Reuters Knowledge	23%	–	–	23%
Reuters Wealth Manager	(7%)	–	–	(7%)

Total period end accesses	(4%)	–	–	(4%)

Access driven revenue
Total access driven revenue	5%	(6%)	–	(1%)
Other recurring revenue	9%	(7%)	–	2%

Recurring revenue	7%	(7%)	–	–

Average revenue per access
Total average revenue per access	9%	(7%)	–	2%

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13)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING COSTS BY DIVISION – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	% change versus six months ended 30 June 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	–	(5%)	–	(5%)
Research & Asset Management	12%	(7%)	–	5%
Enterprise	3%	(6%)	2%	(1%)
Media	6%	(5%)	–	1%

Total trading costs	3%	(6%)	–	(3%)

14)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING PROFIT BY DIVISION – SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	% change versus six months ended 30 June 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	22%	(22%)	–	–
Research & Asset Management	–	–	–	–
Enterprise	38%	(17%)	(5%)	16%
Media	(39%)	(11%)	–	(50%)

Total trading profit	36%	(22%)	(1%)	13%

15)	COMPONENTS OF NET DEBT AT 30 JUNE 2007 (UNAUDITED)

		As at 30 June
	2007	2006
	£m	£m

Cash and cash equivalents	162	338
Bank overdrafts	(4)	(9)

	158	329
Short-term deposits	205	2
Borrowings (excluding bank overdrafts)	(862)	(603)

Net debt	(499)	(272)

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16)	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE SIX MONTHS ENDED 30 JUNE 2007 (UNAUDITED)

	Six months to 30 June
	2007	2006
	£m	£m

Increase / (decrease) in cash and cash equivalents	53	(308)
Cash inflow from movement in short-term deposits	2	1
Cash inflow from movement in borrowings	(223)	(219)
Exchange gains / (losses) on short-term deposits and borrowings	2	(3)

	(166)	(529)
Fair value movements	8	16
Other non cash movements	(8)	(12)

Movement in net debt	(166)	(525)
Opening net (debt) / funds	(333)	253

Closing net debt	(499)	(272)

17)	RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED)

	Six months to 30 June
	2007	2006
	£m	£m

Cash generated from operations	174	11
Interest received	20	18
Interest paid	(36)	(21)
Tax paid	(18)	(17)
Purchases of property, plant and equipment	(76)	(50)
Proceeds from sale of property, plant and equipment	2	1
Purchases of intangible assets	(50)	(49)
Thomson deal-related costs	3	–
Special pensions funding payment	4	187
Dividends received	1	1

Free cash flow	24	81
Interest received	(20)	(18)
Interest paid	36	21
Tax paid	18	17
Restructuring	7	36
Other	–	8

Trading cash flow	65	145

Cash conversion*	37%	93%

* Cash conversion = trading cash flow / trading profit

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FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	In relation to the proposed Transaction:

• the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

• the approval of the proposed Transaction by Reuters shareholders;

• the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

• the effect of regulatory conditions, if any, imposed by regulatory authorities;

• the reaction of Thomson’s and Reuters customers, employees and suppliers;

• the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

• the impact of the diversion of management time on issues related to the proposed transaction;

•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts reporting activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters

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Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends

REUTERS

INTERIM RESULTS 2007

Friday, 27 July 2007

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Reuters

INTERIM RESULTS 2007

Friday, 27 July 2007

Miriam McKay: Good morning, ladies and gentlemen, and welcome to Reuters interim results. With me on the platform are David Grigson, who is going to take you through our numbers for the half year and Tom Glocer, who will then give you an update on where we are with the Thomson-Reuters transaction.

Before we start, I need to remind you that our statements today contain forward-looking statements and the Risk Factors section of our Annual Report and today’s press release contain information about how our actual results could differ from our forward-looking statements today. You can find copies of these documents on our website or obtain copies from us in Investor Relations.

With that, over to you, David.

David Grigson (Chief Financial Officer): Good morning everyone, and thank you for staying on. We know that you have had a long morning and so we will keep our presentations nice and short and sweet but still leave plenty of time for your questions.

As Miriam said, the running order this morning is that I will take you through our first half results and then Tom will give you a progress update on the Thomson-Reuters transaction. As usual, I will skip over the definitions of our non-GAAP measures, which are in the front of your booklets, which are all reconciled to the statutory measures in the press release, and move straight into the presentation.

Headlines

Against a back-drop of the Thomson deal, the headlines for me from the first half are:

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•	that we saw an acceleration in our sales and installs performance from 2006;

•	that while currency effects have had a significant impact on our reported results, our underlying revenue growth remained good, at 6.4%;

•	that our Core Plus initiatives are well on track – in terms of both revenue growth and cost savings coming through from recent investments,

•	and that we translated this revenue growth, with good cost discipline, into a 36% underlying improvement in trading profit, at a trading margin of 13.8%.

All of this, plus reductions in restructuring costs last year, an adjusted 17.3% tax rate and the accretion benefits of our share buybacks, add up to an adjusted earnings-per-share number of 10.6p, which is up 25%. As we said at the time of the announcement of the Thomson-Reuters transaction, we are paying an interim dividend of 5p, having already declared a full-year dividend of 12p for 2007.

Trading performance

Here are our top-level trading numbers. The main positive for me is that the benefits of Core Plus and strong revenue growth are flowing through into our trading profit.

Recurring revenue growth remains strong, at an underlying 6.4%, driven by 2007 price increases, which added 2%, and strengthening volumes consistent with our excellent first-half sales and installs performance. As you can see on this chart, the growth trend in underlying recurring revenue is particularly apparent when you look at growth before third party recoveries.

The main component of usage revenue, which is FX brokerage, continued to be a strong driver of growth, with record volumes reported in June. The effect of this is masked somewhat in the 9% overall growth figure for usage by the uneven phasing of TV usage revenues in Media.

Outright revenue declined slightly in the first half. This is a revenue stream that tends to be second-half weighted, as you know, and is driven largely by sales of Risk Management software. Customer demand for risk management remains high and the sales pipeline for trade and risk management products is stronger than ever.

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Trading costs are now growing considerably more slowly than revenue (an underlying 3% versus 6% for revenue) thanks to tight cost control and the fact that we are now past the ramp-up phase of our Core Plus investment.

All of this delivers a trading profit of £175 million for the first half, at a margin of 13.8% .

Trading profit tracker

If we look in a little more detail at what is driving trading profit, you will see that both the core business and our Core Plus initiatives are now contributing to trading profit growth. The £18 million core business contribution to profits is being driven by revenue growth and tight cost control.

Core Plus contributed £26 million of trading profit growth, with the period of heavy investment now complete and revenue momentum beginning to build. The first half saw £27 million of new or additional revenue from Core Plus initiatives (£35 million in total) – the most significant contributors being next generation electronic trading initiatives; high value content to accelerate sales of Reuters Knowledge; new markets initiatives in China and India and in Consumer Media, and new enterprise solutions. There were £12 million of Core Plus-related cost savings in the first half and £13 million of additional spend, which is new investment and costs associated with revenue growth. So, taken as a whole, Core Plus is now beginning to contribute significantly to an improving bottom line – very much in line with our expectations.

Let us pause for a moment to look at currency. Exchange rate movements reduced revenues by £85 million and trading profit by £25 million in the first half and that is the equivalent of a point of trading margin compared to last year. This is mainly the result of an 11% weakening of the US dollar. Sterling’s strength against other currencies also contributed, notably against the yen, which weakened by some 13%. There is a slide at the back of your booklets which gives you chapter and verse on our currency exposure.

The rule of thumb that we gave you at the Prelims was that a 5 cent movement in the US dollar causes a £10 million full-year impact to trading profit, as does a 5 cent movement in the euro. This is certainly holding true, with added impact from other currencies like the yen.

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One of the benefits of the Thomson-Reuters transaction is that the combined entity, which will report in US dollars, will be proportionately less exposed to currency movements.

Sales & Trading

I want to move on now to look at our trading performance by division, starting with Sales & Trading.

Sales & Trading revenue increased by an underlying 3% in the first half, to £802 million, and trading profit by an underlying 22% to £118 million. The revenue picture is of strong growth in our premium products, balanced by our efforts to manage the migration of, and revenue loss from, our legacy desktops. Revenue from our premium products in Xtra family grew an underlying 10% to £511 million, driven by a combination of new sales, migrations from other products and the 2007 price increases. Revenues in the Reuters Trader family declined by 20% to £144 million, reflecting the flip side of the migration story, as well as the tail end of the revenue loss associated with Telerate. As we expected, Telerate caused a two percentage point drag to Sales & Trading revenue growth in the first half, just over 1% for the group as a whole.

Moving on to trading profit, the underlying 22% increase reflects the operational gearing associated with revenue growth, tight control of core costs and the benefits of Core Plus beginning to come through. As Tom said at the Prelims, our Core Plus initiatives in Sales & Trading are focused on pointing the business towards higher margin transactions-related revenues and, in the longer term, rationalising our desktop platforms. We are making good progress on both of those.

Research & Asset Management

Moving on to Research & Asset Management, the division continued to see strong revenue growth – 25% underlying to £173 million – and I am very pleased to report that Research & Asset Management moved into profit for the first time in this half, delivering £15 million of trading profit at a 9% margin.

At the Prelims, Tom talked about three key priorities for Research & Asset Management. First, accelerating sales of Reuters Knowledge; second, achieving sustainable differentiation through proprietary content, including primary research; and third, driving profitability through top line growth and product and platform rationalisation; it is good to be able to report clear progress against each of these objectives. Sales of

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Reuters Knowledge desktops and content in datafeed format drove a 36% underlying increase in revenue in the Investment Banking, Investment Management and Corporates side of Research & Asset Management. The smaller Wealth Management side of the business also saw good growth – an underlying 11% increase – driven by content businesses, such as Lipper, and client demand for feed and web based solutions.

Under Core Plus, Research & Asset Management has continued to build high value content. Our primary research service, for example, was launched in the second quarter, to offer expertise and customised analysis in the healthcare, technology and alternative energy sectors.

Enterprise

Moving on now to Enterprise, it delivered strong revenue and trading profit growth at a healthy 18% margin, in what is traditionally the weaker half of the year for this division.

At the Prelims, we talked about the Enterprise division’s 2007 agenda being to respond to customer demand for increased business automation, transparent pricing and ever more sophisticated risk management. Sure enough, as customers prepare to address the requirements of MiFID, they are consuming greater quantities of data and focusing increasingly on regulatory compliance and risk. Strong performances in Enterprise Information, which grew revenues at 17% underlying to £132 million, and Risk Management, which saw 9% underlying revenue growth to £42 million, are testament to our ability to respond to these customer needs.

Core Plus initiatives in the Enterprise division are focused on adding new types of machine readable data, as well as strengthening the third part of the Enterprise business, which is our Information Management Systems. The Reuters Market Data System is an essential means of data transfer for our most sophisticated customers and our challenge is to add new facilities to it – such as a Wireless Delivery Server – to replace declining revenue sources such as hardware.

Media

Finally, our Media division: after excellent growth last year, boosted by exceptionally high levels of TV usage revenues in the first half of 2006, Media’s revenue growth slowed to an underlying 2% in the first half of 2007. Agency services grew by an underlying 1%, with good underlying growth in our TV, text and pictures syndication

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revenues, offset by lower TV usage revenues which were impacted by the uneven phasing. Consumer Services grew an underlying 10%, with good growth in syndication revenues and online advertising in the UK and Asia offset by a weaker performance in the US, where we saw some changes in the Online sales team. With these behind us, recent sales performance bodes well for the second half.

The fall in Media trading profit reflects continued investment in our new Web platform and in Editorial resources to support new services. Editorial excellence remains at the heart of our financial divisions as well as our Media business and has a key role to play going forward in Thomson-Reuters.

Revenue by geography

Let me spend a couple of moments looking at our regional performance. The highlight here is that all of our geographic regions are now growing well. Particularly pleasing is the pick-up in the growth rates in Europe off the back of strong sales in 2006 and even stronger sales in 2007. This is particularly important to us, given the region’s side – you will recall that 55% of our revenues come out of Europe. Momentum is building well in France and in Germany and we are seeing double digit revenue growth on an underlying basis in the emerging markets of Russia and the Gulf. But we continue to see revenue declines in Italy where our performance is still being impacted by customer consolidation.

Asia’s revenue growth continues to improve and now stands at 7%, with strong growth in China and India and good sales in Japan. The fundamentals remain strong in the Americas as well, which delivered 8% underlying growth, driven by good sales of Reuters Knowledge and our enterprise products.

Statutory Results

Let us move on now to look at the key lines of our Statutory Income Statement. Operating profit grew 10% to £134 million after including £21 million transaction costs related to Thomson-Reuters. This largely represents legal and advisory fees incurred to date and there will be more between now and completion.

Profits before tax which includes finance costs and associated losses (notably FXMarketSpace), was boosted by £19 million of profits from disposals, principally from the sale of our 10% stake in the software vendor, Intralinks.

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Profit for the period was up 19% and basic EPS by 26%, boosted by the receipt of some tax-related liabilities from Instinet and the reduced number of shares in issue following the buy-back.

I should also point out that the adjusted tax rate was 17% in the first half, and my tax team tell me they expect the rate to be below 20% for the full year.

Trading cash flow

Moving on to trading cash flow, as we said at the Prelims, our main focus here is on achieving a profit into cash conversion ratio of around 90% over the two years of 2006 and 2007 combined. Those are the two step-up years of our investment in Core Plus, and we believe we are on track to do this.

As I highlighted in our full year results, the improvement in working capital we saw last year was driven partly by timing differences around things like Core Plus restructuring provisions. As expected, these have reversed in the first half of this year to give a working capital outflow of £72 million.

Capex

On the next slide, I have given you a bit more insight into our capital expenditure, which totalled £126 million in the first half.

As you can see from the chart, the increases in capex have been in transformation projects such as the common platform, and service-related investments to maintain sufficient capacity as data volumes continue to rise, and as we move towards a simpler data centre network. With most of the catch-up investment behind us, we are expecting data centre capex levels to start to come down in the second half.

As we said at the Prelims, we expected 2007 capex to be at similar levels to the £228 million we spent in 2006, and we still expect this to be the case.

Guidance

At this point in the presentation, I would usually update you on our guidance. But, as you know, we are in an offer period which makes it problematic to give guidance which could constitute a profit forecast. We will not be giving any specific revenue and margin guidance for 2007 as part of these interim results.

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Therefore, I will simply conclude by reiterating how pleased we are with the strong sales, revenue growth and profit uplift we have delivered in the first half, and hand over to Tom.

Tom Glocer: Thank you, David. That was a warning bell that time was up, and these poor people have been through UBM and Sky, so I will try and keep it brief and get to questions.

I just have two topics on my agenda for today. First, I will give you a quick perspective from me on our Interim results, and second, an update on the Thomson-Reuters combination.

H1 performance highlights

For me, there are three things that stand out about our first half performance. First, as David mentioned, we have delivered our strongest six months of sales and installations for more than five years, really for the whole time I have been in this job. I have to say I have longed to be able in those early years to put up a chart that looked like this and know it is not upside down! Bearing David’s advice – with respect to what we are not doing on guidance – in mind, our business is 90%-plus subscription based, so these are obviously the lead indicators for us for future performance.

The second issue is the good news that customers are continuing to invest in the areas that we have been targeting under Core Plus: electronic trading, high value content, enterprise solutions and new markets. Core Plus itself contributed 2.3 percentage points of growth in the first half, and that is good.

Third, and importantly, we have begun now in the first half to do well, to translate that revenue growth into earnings growth, with the 36% underlying growth in trading profit and the 25% growth in EPS on an adjusted basis that David had flagged.

Naturally, when two companies come together, there is always some anxiety about the future, so I am particularly pleased that trading has been so strong in a period when staff are quite reasonably concerned about what the combination means for them, and their company. I have been impressed by the positive attitudes of my Reuters colleagues, and I just want to take this chance – I do not get many others on a one-toone basis, and many of them listen into this webcast – to thank them for all the hard

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work they have done, and also to have kept the focus on the business, on our customers and on delivering these results.

Operating environment

Turning over to look at the operating environment, with Europe delivering strong sales results after several years in the doldrums, the business is now firing on all cylinders. In addition to the Sales team focus I was mentioning, the business divisions have also really kept up with product innovation and here, I would flag in particular how we have begun to engage with our customers to confront their challenges with the new MiFID directive.

FXMarketSpace is also making very good progress. We had a great June and, as customers begin to gain experience on the system, they are now working over the summer to fine-tune their trading engines. As I said before, we are not going to be declaring victory on FXMarketSpace after one very good month in June; we will need to see this trend develop over many months – and in fact, over quarters – but the customer pipeline is strong and we are really pleased that the business is on its business plan.

In terms now of the general market conditions, we continue to watch very carefully for signs that could give us concern: slowdown in market volumes or in headcount growth, for example. But I have been spending a lot of time out talking to customers and so far, despite periods of turbulence like yesterday or like the scare at our full year results around the unwind of the Japanese carry-trade, the evidence among our customer base is that they remain upbeat, certainly, for this year, and that they continue to invest and again, with regulatory changes like MiFID being a strong driver for investment in Europe.

All in all, therefore, I am very pleased and in fact proud of how the business has performed in the first half. David and I have asked our colleagues to deliver a signature year as the final year of Reuters as a truly stand-alone company and the good news is that the company is responding and doing just that. We all think that is important, so that we can enter a new era for Reuters as Thomson-Reuters with the best possible showing of what we were capable of doing on the Reuters side.

Thomson-Reuters transaction update

Let me turn then to update you on where we are on the deal. When we announced the transaction back in May, I talked about our vision to become a leading

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provider of electronic information and related applications to professionals in all knowledge based markets – in other words, to create the information company for the 21st century: global, electronic and focused on the most valuable of audiences, professionals in media, tax, regulatory, legal, accounting, scientific and healthcare. We talked then about meeting customers’ growing demand for more specialised and deeply integrated information and software, combining two experienced management groups and delivering net synergies in excess of $500 million by the end of Year 3. We also looked at a process to completion and the creation of a dual-listed company which would allow our shareholders to continue to participate in value creation.

In my subsequent conversations with many of you, I have been pleased that you share our enthusiasm for the combination. For Reuters, it provides a means to accelerate and amplify what we have really been doing under Core Plus, both growth and transformation, as well as now to diversify the sources of our revenues. For Thomson, it brings better scale in the financial markets and a route to help globalise their other businesses.

Customer reaction

Thus now, two months into the process, I would like to share some thoughts with you on where we are on each of those topics and what we have learned as we have moved forward in the integration planning.

First then, customer reaction: in the weeks following the deal announcement, we have engaged with most of our customers and these slides what customers have highlighted – on a no-names basis – as the key features of the deal for them. What I would highlight out of this is the creation of enhanced services for the buy-side, a more competitive offering in the fixed income area in terms of content and trading with Trade Web, and deep reference and analytical content. The other factor that many customers are discussing with me is the rapidly changing face of the market data industry, with the arrival of new entrants, the formation of sell-side consortia and the consolidation of exchanges. Thomson-Reuters will be better-placed to compete in this fast moving environment than, I think, either company would have been on its own.

Graph

Next, management: one of the many positive aspects of the deal is the way the two management teams will fit together. There were a couple of open slots that I

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needed to fill on my org chart when I showed this slide back in May. I am pleased to say that now the full team of eight has been selected and I am going to be supported at Head Office by a good combination of both Thomson and Reuters people. We will be running an integration programme - we are running an integration-planning programme -with three streams. First, creating the new Thomson-Reuters Head Office: what does the corporate centre do to add value in the combination? Second, and most importantly, obviously integrating our two financial businesses; but also, and quite important in terms of long term growth potential, forming the new professional division out of Thomson’s legal, tax & accounting, scientific and healthcare businesses.

Both Thomson and Reuters have deep and recent experience of running integration projects. We know how to manage change as well as how to create value. So there is a small core team working with me on the integration but, in the meantime, for large parts of both companies, it is business as usual. As you can see from at least our first half results – and you can no doubt look through what Thomson announced yesterday – each company is really focused on its business and going full steam.

Large deliverable synergies

Third then, let me turn to synergies. You will remember when we announced the deal that we talked about net synergies at an annual run rate in excess of $500 million by the end of year 3. This is in addition to the $300 million that we have already promised at Reuters under Core Plus and the $150 million that Thomson has promised to deliver under THOMSONplus. So it is nearly $1 billion in total. A better understanding, as we have gone into it, of how our two costs bases compare has only reinforced our confidence that the deal synergies are well achievable. The combination of Thomson and Reuters, though, is a lot more than $500 million in cost synergies.

Integration program objectives

Successful integration will really be about creating a company that can grow faster than the market as a whole and that can grow faster than either company could achieve on its own. A company with a world class brand, world class talent bench, culture and a really global operating platform. This is what is really able to make Thomson-Reuters such a fast-growing, high-margin cash machine and this is exactly what I have tasked the integration teams to deliver.

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Deal timetable

Next, let us turn to deal timetable. As we highlighted at the announcement of the transaction, competition law clearances will represent key milestones in getting the deal done. We engaged rapidly, after announcement, with the authorities in various jurisdictions, most notably in the EU, the US and Canada and we intend to wait until we have the key clearances before we publish our shareholder circulars.

Let me just talk you through a bit of both the EU and US processes. In Europe, we are in pre-filing discussions with the Commission staff and we currently expect to make our formal filing in September. This will trigger the usual Phase 1 inquiry, which lasts from five to seven weeks. By filing after the summer and co-operating and having discussions with the EU Commission staff during the summer, what we hope to be able to do is give them the opportunity to conduct quite a thorough initial review, which could put them in the position to clear the transaction at the end of the Phase 1 period. If not, they would continue into a Phase 2 review and our working assumption is that if a Phase 2 is required, we could then close the deal, say, in the first quarter of next year. But, as I said, if we can get out at the end of a Phase 1, we think we would still be able to close by the very end of this year. Ultimately, of course, this is much more up to the regulators than it is to me and we respect both the process and their timetable.

In the US, interestingly, the transaction will not be subject to the formal Hart-Scott-Rodino anti-trust process, because of the dual-listed nature of the structure. However, we are still voluntarily presenting the transaction to the Department of Justice. We have been in discussions with them and in practice, we expect their review to be comparable to what an HSR review would have been. So I expect in the end that both the EU and the US processes will be pretty much co-terminus.

It is a large transaction, and it involves fairly complex businesses, so we always expected that the authorities would need some time to conduct their reviews. However, I remain very confident, certainly based on the customer feedback that we have also been having, that the deal is pro-competitive, with major benefits to customers, and that therefore we should receive our clearances in due course.

Dual-listed company structure

Finally, let me talk a little about the dual-listed company that we will create. The mix of cash and shares in the transaction, and the dual listing structure, were particularly

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important to the Reuters board, including David and me, because we wanted to give our shareholders the opportunity to continue to participate in the value that we have created at Reuters and which we believe we can continue to create as a result of the transaction.

Thomson-Reuters will be a global company that is anchored in the two largest capital markets in the world and our intention is to see this reflected not only in our business but in our shareholder base as well. I plan to keep my current offices in both New York and London and I look forward to continuing actively to engage with investors and analysts on both sides of the Atlantic.

A signature year

To sum up, with this pretty view of a race car, this has been a high octane first-half for us. We are very enthusiastic about the potential of the Thomson-Reuters combination and we will use the time afforded us by the regulatory process to make sure that we really get off to a flying start when the deal completes.

Equally important for us is the focus on the delivery of a signature year for stand-alone Reuters. I hope today’s results show that we are off to a very good start in doing just that as well.

This was always going to be a very important year for Reuters, as Core Plus started to deliver earnings growth and not just revenue growth. With an even bigger prize now in sight, we intend to drive hard right to the finish line.

Thank you very much for your patience and thank you for coming. David and I will be more than happy to take your questions now.

Questions & Answers

Paul Gooden (ABN Amro): I have three questions. First, is there any evidence yet in your business of revenue dis-synergies whereby some customers, for contingency purposes, might say that they do not want to source from both you and Thomson, if you are going to be the same company?

My second question is on capex beyond this year. Do you think capex will come down, or do you think that the £220 to £230 level is where it will be, going forward?

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Finally, could you clarify the accounting standard that will exist for Thomson-Reuters?

Tom Glocer: I will take the first question and let David give the fun answers on the second and third.

The short answer is that we have no evidence yet and, in the discussions that we have had, there is no discernable trend and no material amount of revenue dis-synergy. However, that is as much due to the fact that we are not, at this early stage, into a deep discussion yet of what actually is the product roadmap. Because we are pretty conservative and because we have experience, we have budgeted in, in arriving at the net £500 million figure, a certain amount of revenue dis-synergy. There will also be significant synergies which we have not budgeted at all, and that is just based on our own experience that there are people whose sourcing rules will require them to take from one of the many other sources in the market.

David Grigson: On capex, as you know, we have been playing catch-up a little with that, just because we have had to build greater resilience into our existing data centres, because we have had to build them out and strengthen them in advance of migrating onto the new BT network, and hence being able to close down a whole lot of smaller data centres. That level of peak investment is now behind us.

As I said at the Prelims, we felt that our capex would come down from the over 9% rates that we were seeing then, to something closer to 7% within the next couple of years or so. Seven per cent, then, was a number that we really felt was right for Reuters. It is interesting, of course, that subsequently that Thomson has also said that 7% is a number that they are comfortable with, with not-dissimilar businesses on the professional side to Reuters. That feels right. There is nothing about our business which suggests that we should change that target and, who knows, there may be opportunities within the integration, particularly around data centres, to bring that down further.

On accounting standards, the combined entity will be put under Canadian GAAP but obviously reconciled both into US GAAP and into IFRS. Reuters-Thomson PLC will report under IFRS, but it will not be a particularly meaningful set of accounts because it will just be for that particular leg. I noticed yesterday, or was it the day before – I think the SEC are starting to try and accelerate, particularly in the US, acceptance of IFRS as

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an accounting standard. Bob Daleo and the team there are committed to transferring across to IFRS as soon as it becomes sensible and feasible to do so. I do not think that is expected for a couple of years but, who knows – it may come more quickly.

Rogan Angelini-Hurll (Citigroup): I have three loosely-related questions. First, on the Reuters Core business – as in the Reuters business stand-alone – terminal numbers in toto keep on coming down as the legacy products come up. When do you think you might reach a turning point, when either legacy stops coming off or at least the premiums start outweighing the legacy losses?

Secondly, Tom showed us a lot of positive customer feedback but what was the single biggest concern that you had back from customers, when you were talking to them, of the deal together?

My third question is an extension from Paul’s question. You were talking about customer dis-synergies, perhaps, but one of the key things of Core Plus has been to reduce the number of services – the whole Transformation product and different products that Reuters offers. You are now adding to them, of course, with the Thomson products. Is there a level or a number of services that you have identified, that you will get rid of in a combined Thomson-Reuters – i.e., will you actively make more legacy products?

Tom Glocer: Those are good questions. Let me start from the beginning. I think holding market conditions constant, as they are – once we get through the US migration of Telerate, which is winding down this year, you reach a point where there will still be a few legacy old Trader positions coming out, but that will be more than made up for by the success we have been having with Reuters Knowledge, with Xtra and even in the FX Trading products. Absent the Thomson acquisition, I would have said that towards the second part of this year and certainly by the end of this year.

In time, to answer your third question, we will see some level of consolidation again with Thomson. The good news is both on the Thomson side, with their strategy which has been the creation of the Thomson ONE platform out of what was, for them, a multitude of really separate companies, not just separate products. With the common platform project that we were running independently and before the merger, that is the way architecturally they come together.

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Heading into your question about customer concerns, one concern that was raised with me was a hope that we weren’t going to suddenly change our overall approach which has been to have a segmented commercial policy, so you don’t only have to buy Xtra, you can buy a fit-for-purpose, or if you will, a smaller product for a different market. The second that we would not change our approach technologically which is to provide open services that can be integrated, including via a Reuters Market Data System (RMDS). The answer I have given to both those questions, was a very heartily ‘we are not going to change that at all’.

The only other concern, and the feedback has been overwhelmingly positive, is just to understand what the roadmap is, what are our plans in the US, bringing Reuters Plus and the old Thomson ILX business together. What we hope to do there is simply bring together a best of breed product for that lower end of the market.

Mark Braley (Deutsche Bank): Just two questions. Slide 22, the rather pleasing net sales graph, can you give us a feel for how Q1/Q2 2007 looked on that. Did it get even better at an even faster rate in Q2?

The other one, I’m afraid, is the usual question about Asia. China and India are going very well. I think you said either solid or good growth in Japan. What is still holding Asia back? Is it the smaller other territories, the Malaysias, Hong Kongs?

Tom Glocer: I will answer that one and David will give you the slope of acceleration on the graph.

The answer is that in Asia, Japan is 40-50% of the overall retail revenues. Although we are very encouraged that Japan is growing again, overall the average rate in Asia is 7%, and it is such a big part of the pie that I don’t know off-hand what the Japan growth is. [3-4%]. Even if we have high teens, twenties, growth in some pockets, your average rate is 7%.

David Grigson: On the quarterly progress of sales, the first quarter was a little bit better than the second quarter, and we talked at the Prelims about having had a really excellent start to the year in sales performance. One of the reasons for that was a particularly large enterprise deal, HSBC, which came through in the first quarter. If you take out enterprise deals, which will always make our sales performance lumpy because they come relatively infrequently, the underlying sales performance, there has been an

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improvement in the second quarter. There is a strong trend there that we don’t see on the face of what we are experiencing and hearing now fundamentally changing into the second half.

Colin Tennant (Lehman Brothers): Just a quick one on the underlying recurring revenue growth chart that you showed. The recoveries number has shrunk down a little bit. Can you just tell us what is going on there?

David Grigson: You will remember this time last year, we talked about the fact that recoveries had picked up quite markedly in the second quarter, partially on the back of strong price increases that had come through from a number of exchanges around the world. If you look at that chart, you would see four quarters where the recovery growth is higher than it might normally have been, and certainly higher than we expected it to be last year. Now that has worked its way out of the system. We have seen more normal recovery growth and price inflation from the exchanges that have come through there. It is just a phenomenon that worked its way out of the system for four quarters that took the first quarter of this year into account as well. That was fairly predicted. It is nothing more than that.

That is the sort of rate of growth in recovery that you should now expect for the balance of this year.

Colin Tennant: Just another one on Core Plus. Back at the time the deal was announced, one of the things that was asked was some of the Core Plus projects were obviously going to go into areas where Thomson was already. Having now had a look at it for a couple of months, as we go through the back end of this year, are there any of those projects that are being wound down now in anticipation of completion so we might see that impacting the Core Plus revenue at the back end of the year?

Tom Glocer: No, not really. There are a couple of the ongoing projects in Core Plus where there is some beautiful complementarity. To give you an example, we have been investing significantly out of Research & Asset Management in the so-called primary research opportunity, which is to provide differentiated, very high quality research on narrow verticals, one of the chosen markets having been pharma. With access now on the Thomson healthcare and scientific side to some really high quality

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data, for example their web of science that has abstracts from all of the leading scientific journals, which is how scientists often start approaching research work, if you are trying to analyse a GSK drug in Phase II trials, not only will you have the financial information, the additional layer of research that we were providing from trained professionals in those markets, but now the ability to also click through into underlying databases on the hard science. Similarly, if you are trading in the distressed debt markets, you will now be able to get across into – or you will eventually after closing – the Westlaw database of Bankruptcy Court rulings. There is very nice complementarity because obviously what we all do in the financial services sector often relies on content from adjacent fields and that is now all possible to bring in-house.

David Grigson: If you think about where the majority of those investments, and indeed therefore where the savings were going come from, Project Keystone migrating our customers on to a single network, no change. Actually, perhaps from a BT perspective, rather the opposite, maybe even some opportunity that we could get some extra benefit from. Our whole billing and admin systems upgrade, again no change.

Our internal project to effectively outsource the provision of IT services, internal IT services – we have rescoped it in light of the programmes, but it hasn’t changed the fundamental financials, and indeed, the outsource provider there sees an opportunity and therefore in the end, the scale of the opportunity managed to grow rather than shrink, even for the Reuters business, just because the scale of the opportunity just grows.

So, no changes to the expected financial outcome, even though some small rescoping within the projects themselves.

Jonathan Helliwell (Cazenove): I wanted to know if you could give us a little more colour on FXMarketSpace in terms of what has gone better, what has gone worse than expected in the first few months.

Tom Glocer: We had a really big June on FXMarketSpace – much sooner than I expected (or our plan did). What we are seeing is, as large firms – such as, say, the prop desks at the big sell-side houses and some of the big trading groups in the hedge fund community – come in, they experiment, then they come off-line, tune their

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engine, come back in. So we are seeing quite a lot of volatility on a day-to-day basis. Similarly, the way we are looking at it, it is certainly encouraging that we had a very good June but rather than re-base our plan and say, ‘Good, we’re ahead’, what we are actually doing is saying, ‘No, let’s look at the evolution more quarter to quarter’, because really, the issue is going to be, as we get to the second half towards the end of this year, what are we doing in levels? It is promising, but it is too early to declare victory there.

Polo Tang (UBS): Just one question and that is on the cost-saving synergies with Thomson. You have outlined more than $500 million of savings in three years time, but any colour in terms of the profile?

Tom Glocer: Not a lot more to add. We have gone back on both sides and essentially validated on a more granular level. So I would say the confidence level, both from the two separate teams and to the extent we co-ordinate at a steering company level, although without access to all the deep cost data, is very high. The types of places it is coming from are: each side is doing work looking at the data centre opportunity. Reuters was already consolidating data centres but now, we have another opportunity to look at that. Communications, as David has mentioned: everyone has to run in the industry a main line and a back up, but you do not need to run four into, say, the Merrill Lynch building here. In general, if you can do line consolidation, run a fatter pipe and go down, you will save and hopefully will be able to pass on savings to customers there.

We are looking at very pedestrian things really, like leases for office space around the world. If you have two sales offices in Tokyo, can you now have one? That really adds up at this scale. Two levels of payments to outside support on Sarbanes-Oxley; we can run one process now, larger in scope than either one had alone but overall, spend less than the two combined. You start thinking down a very long list of things like that, just basic, sensible business decisions. We get the 500 pretty fast.

Patrick Wellington (Morgan Stanley): For years, analysts have charted the Reuters share price against the investment banks’ index. I have had the notice from my personal holdings: investment banks’ shares have done quite badly in the last few days! What do you feel about your level of sales from investment banks?

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What proportion is it now? How do you, using your skill and judgment, feel that they will respond to what is inevitably a period of tightening conditions for them? That is the first question. Then the second is that the combined Reuters-Thomson will be primarily a financial business – a bit cyclical, very high quality legal business. It is roughly 60/40. Once you get your feet under the table, Tom, do you think a bit of rebalancing is required for that portfolio?

Tom Glocer: I think it is way premature for me to be talking about rebalancing the portfolio. It does give me the opportunity to say, how prescient, how good Dick Harrington and team have been at optimising their portfolio. Look at something like their learning business, to be the first one out the door to say, with a nice growing business, a really high quality business, they nonetheless want to divest it, to go out to get it down at a much bigger price and then to allow APACS to do the credit, really just at the end of the incredibly good credit cycle. They have been really good at that so I think I have as much to learn from then as anything that I can bring to bear.

Obviously, we will look at issues like the relevant size of science and healthcare and what the future direction is, how we can grow those businesses, what the other interesting industries are. If the mission of the firm really is all about content and applications to be delivered to professionals at work in all the best verticals – finance, legal, tax, regulatory, and so on – then I do not think the vision just ends with the current businesses. There are other adjacent ones.

Then back to your first question on, I guess, investment banking, the cyclicality. I have been around long enough to remember when you were at that certain other investment bank and wrote the famous Terminal Reuters report. Clearly, in my mind one of the advantages, from a Reuters holder, of coming together is not only greater diversity of revenue from having something other than just 94% finance but the very nature of the legal business – and really, science & healthcare as well and tax and regulatory – is that they are less cyclical or at least the cycle does not move in the same places. As an old lawyer, I know that lawyers tend to make money when it goes up and when it goes down, because then the litigators make money and everyone claws over every penny. So I like that profile of professional publishing assets.

In terms of our exposure in finance, again the complementarity of Thomson Financial and Reuters means that we will have a much better presence on the buy-side. If you look at, say, the Reuters Knowledge results or Reuters Research and Asset

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Management, you can see how we have grown that from really negative margin to be now plus 9%. But we were still quite sell-side dominant.

Finally, I guess, is the question: I do not think it is the sell-side or that we are at the end of the cycle. The market seemed to shrug off right at the time of our Preliminary results that the unwinding of the end carry-trade was going to ruin the world and then the DOW went on, and the FTSE, to new highs. The first wave of credit issues and the Bear Stearns bale-out of their funds – we recovered from that. It is early in the summer. People are going away. They are closing out positions. I think what we should do is come back, like we did last year, look at September. This year none of us are worried about it at all; the issue really is what 2008 and 2009 look like and it is too early to tell, for me, on two days of trading.

Question (through Miriam McKay): I was going to ask a question about tax rates. What should we use as the rate for 2008 and beyond?

Tom Glocer: Is that from the Inland Revenue? [Laughter]

David Grigson: I think I gave the answer that I cannot predict it exactly, but that it will not be more than 20% for this year and it could be a little less.

Thank you all very much indeed.

– Ends –

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Interim Results

David Grigson, CFO

Tom Glocer, CEO

INTERIM RESULTS July 2007	1

Forward-looking statements

• This presentation includes certain forward-looking statements relating to

Reuters within the meaning of the United States Private Securities

Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-

looking statements are described in Reuters Annual Report and Form

20-F 2006 under the heading ‘Risk Factors’ and in Reuters Interim

Results press release dated 27 July 2007 under the heading ‘Forward-

looking statements’.

• Copies of the Annual Report and Form 20-F 2006 and Interim Results

press release are available on request from Reuters Group PLC, South

Colonnade, Canary Wharf, London E14 5EP.

• Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

INTERIM RESULTS July 2007	2

David Grigson

Interim Results –
financial highlights

David Grigson
CFO

27 July 2007

INTERIM RESULTS July 2007	3

Definitions

“Reuters Group” refers to Reuters Group PLC and its subsidiary undertakings.

Use of non-GAAP measures

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

1. Underlying and constant currency results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•  Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

•  Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

2. Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

3. Thomson deal-related costs

During 2007, Reuters has incurred certain charges in relation to the Thomson deal announced on 15 May. These include third party advisor and legal fees.

As the Thomson-Reuters combination will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures.)

Given their once-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.

INTERIM RESULTS July 2007	4

4. Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, fair value movements and Thomson deal-related costs

For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals

Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.

Fair value movements

Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage the Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Tax and adjusted EPS

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits / losses, Thomson deal-related costs and related tax effects.

The UK Government has recently announced a reduction in the corporation tax rate from 30% to 28%, effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 we are required to write down our existing UK deferred tax assets (pension contributions, tax losses etc) from 30% to 28%. The effect of this is a £5 million charge in the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a once-off event, outside the normal course of business.

INTERIM RESULTS July 2007	5

Dividend policy

Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, losses on disposals and Thomson deal-related costs.

5. Free cash flow

Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

6. Net funds/debt

Net funds / debt represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

INTERIM RESULTS July 2007	6

David Grigson

Headlines

Strong six months of sales & installations

Underlying revenue growth of 6.4%

Core Plus on track

Underlying trading profit growth of 36%

Trading margin of 13.8%

Adjusted EPS of 10.6p, up 25%

Interim dividend of 5p; full year dividend of 12p

INTERIM RESULTS July 2007	7

David Grigson

Trading performance

£m

Underlying

Change

H1

2006

Recurring

Usage

Outright

Total revenue

Trading costs

Trading profit

Trading margin

1,187

65

25

1,277

(1,121)

156

12.2%

6%

9%

(1%)

6%

3%

36%

H1

2007

1,180

64

24

1,268

(1,093)

175

13.8%

Actual Rate Changes

Recurring	(1%)
Usage	-
Outright	(3%)

Total revenue	(1%)
Trading costs	(3%)

Trading profit	13%

INTERIM RESULTS July 2007	8

David Grigson

Underlying recurring revenue growth

1.9%

2.7%

3.0%

3.3%

5.1%

5.6%

0.6%

1.3%

1.4%

1.3%

1.4%

0.8%

Q1 06

Q2 06

Q3 06

Q4 06

Q1 07

Q2 07

Recoveries

Recurring

INTERIM RESULTS July 2007	9

David Grigson

Trading profit movements

H1

2006

H1

2007

£156m

£175m

£18m

Core
Growth

£26m

Core Plus

Growth

(£25m)

Currency

Core

£m

Core revenue growth (including recoveries)	49
Core cost growth	(31)

Core growth	18

Core Plus

£m

Core Plus revenue growth	27
Core Plus savings	12
New investment	(13)

Impact of Core Plus	26

INTERIM RESULTS July 2007	10

David Grigson

Sales & Trading

Underlying
Change

H1
2007

£m

Revenue

Trading profit

Trading margin

            802

            118

    15%

              3%

         22%

Key Drivers

•

Premium product revenue growth

•

Focus on higher margin, transactions-related revenue

•

Rationalisation of desktop platforms

Revenue by product:	H1 2007	Underlying change

Xtra family	511	10%
Trader family	144	(20%)
Recoveries	147	9%

Sales & Trading	802	3%

INTERIM RESULTS July 2007	11

David Grigson

Research & Asset Management

Underlying
Change

H1
2007

Revenue

Trading profit

Trading margin

            173

                 15

         9%

         25%

                        -

Key Drivers

•    Accelerate sales of Reuters Knowledge

•    Sustainable differentiation through proprietary content, including primary research

•    Drive profitability through top line growth and product rationalisation

£m

Revenue by sub-segment:	H1 2007	Underlying change

Investment Banking, Investment Management & Corporates	107	36%
Wealth Management	66	11%

Research & Asset Management	173	25%

INTERIM RESULTS July 2007	12

David Grigson

Enterprise

Underlying
Change

H1
2007

Revenue

Trading profit

Trading margin

            210

                 37

    18%

              8%

         38%

Key Driver

Respond to customer demand for

•    Increased business automation

•    Transparent pricing

•    Even more sophisticated risk management

£m

Revenue by sub-segment:	H1 2007	Underlying change

Enterprise Information	132	17%
Trade and Risk Management	42	9%
Information Management Systems	36	(16%)

Enterprise	210	8%

INTERIM RESULTS July 2007	13

David Grigson

Media

Underlying
Change

H1
2007

Revenue

Trading profit

Trading margin

                  83

                      5

         6%

              2%

    (39%)

Key Drivers

Expand Editorial

Grow audience engagement and revenue

Deliver new content on new web platform

£m

Revenue by sub-segment:	H1 2007	Underlying change

Agency Services	70	1%
Consumer Services	13	10%

Media	83	2%

INTERIM RESULTS July 2007	14

David Grigson

Revenue by geography

Underlying
Change

H1
2006

Europe, Middle East & Africa

Americas

Asia

Total revenue

            691

           356

           230

     1,277

               5%

              8%

              7%

            6%

£m

H1
2007

            698

            347

    223

     1,268

Actual rate changes

Europe, Middle East & Africa	1%
Americas	(2%)
Asia	(3%)

Total revenue	(1%)
Trading costs	(3%)

Trading profit	13%

INTERIM RESULTS July 2007	15

David Grigson

Statutory results

• Operating profit of £134m, up 10%

–  After inclusion of £21m Thomson deal-related charges

• Profit before tax up 11% to £136m

–  Profit from disposals of £19m

• Profit for the period up 19% and Basic EPS up 26%

–  Further £9m profits from discontinued operations
   (Instinet tax settlement)

• Adjusted tax rate of 17% in H1 2007

Tax rate

INTERIM RESULTS July 2007	16

David Grigson

Trading cash flow from continuing operations

Movement

H1
2006

Trading profit

Capital investment

Depreciation & amortisation &
impairments

Working capital

Share scheme charges

Property, fixed asset disposals &
other movements

Trading cash flow

Cash conversion (rolling 12 month basis)

              156

        (99)

                 59

            10

       18

                       1

      145

      95%

     19

              (27)

               8

    (82)

       3

       (1)

      (80)

£m

H1
2007

              175

     (126)

            67

     (72)

       21

        -

      80%

INTERIM RESULTS July 2007	17

David Grigson

Capital investment

H1 2006

H1 2007

New product

development

Transformation

Service

Maintenance

£99m

£126m

INTERIM RESULTS July 2007	18

David Grigson

Guidance

Since Reuters is in an offer period as defined by the
City Code on Takeovers and Mergers, the company
is not giving any specific revenue and margin
guidance for 2007 in the interim results.

INTERIM RESULTS July 2007	19

Interim Results 2007
Tom Glocer, CEO

27 July 2007

H1 performance highlights

Strong six months of sales and installations

Continued customer investment in Core Plus

Electronic trading

High-value content

Enterprise-wide solutions

New markets

Excellent earnings growth

10%
8%
6%
4%
2%
0%
Underlying revenue
Net sales
REUTERS

Trend in Reuters net sales &
underlying recurring revenue

H1

2005

Net sales

Underlying revenue increase

(% yr on yr)

H2

2005

H1

2006

H2

2006

H1

2007

27 July 2007

H1 performance highlights

Strong six months of sales and installations

Continued customer investment in Core Plus

Electronic trading

High-value content

Enterprise-wide solutions

New markets

Excellent earnings growth

Operating environment

Strong sales across all regions

Significant improvement in Europe

Innovative product developments

MiFID product suite launched

Good progress with FXMarketSpace

Despite periods of market turbulence, customers continue
to invest

Thomson-Reuters transaction update

Customer benefits

Strong, experienced management

Significant deliverable synergies

Timetable to completion

Dual-listed company structure to allow shareholders to
benefit in future value creation

Leading global provider of electronic information and
related applications to professionals in knowledge-based markets

Customer reaction

             Streamlined, simplified product range

              European fund manager

Customer reaction

             A common product platform and unified data

             model will benefit us

              US investment bank

Customer reaction

         Broader range of real time and

         historical content

         Japanese commercial bank

Customer reaction

         Harmonised customer service

         Gulf investment fund

Customer reaction

             An opportunity to combine the buy-side

             community from Thomson and sell-side

             from Reuters

                                  Major European bank

Customer reaction

             More effective and efficient competition;

             overall cost savings for the market:

             greater value and consistency

             European commercial bank

Future management team

Thomson

Reuters

CFO

Bob
Daleo

CTO

Mike

Wilens

CEO
Reuters

Devin Wenig

CEO

Professional

Jim Smith

HR

Stephen

Dando

General
Counsel

Deirdre Stanley

Editor in Chief

David
Schlesinger

Chief Strategy
Officer

David Craig

Chief Marketing
Officer

Gus Carlson

CEO

Tom Glocer

Large deliverable synergies

Synergies at annual run rate
>$500 million expected by
end of third year

Efficiencies and rationalisation
of technology platforms,
distribution, third party content
and corporate services

In addition to anticipated cost
saving benefits from
existing programs

Combination synergies

Projected savings from
existing programs

Reuters figures converted into US dollars at an exchange rate of 2.00

90

150

150

110

300

2008

2009

2010

Reuters Core Plus Transformation

THOMSONplus

Integration program objectives

Faster revenue growth from serving customers better with
new products and services

Strong, distinctive global brand and culture with a broader
talent bench

Strengthened and more scaleable operations

Common platform

Enhanced customer service and resilience

Greater editorial and content resources

Deal timetable

Pre-filing discussions underway with EC

Formal filing currently expected for September

Phase 1 enquiry lasts 5-7 weeks

No formal US anti-trust filing (Hart-Scott-Rodino) due to
technical aspects of the dual-listed company transaction
structure

Department of Justice review expected to take
approximately as long as EC process

Dual-listed company structure

Opportunity for shareholders to continue to participate in
the value created in Reuters

Thomson-Reuters to be a global company anchored in the
world’s two largest capital markets

Strong operating presence in both London and New York

Active engagement with the investment community on both
sides of the Atlantic

A signature year

Forward-looking statements

This presentation includes certain forward-looking statements relating to Reuters within the meaning of the United States Private Securities
Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2006 under the heading ‘Risk Factors’ and in Reuters
Interim Results press release dated 27 July 2007 under the heading
‘Forward-looking statements’.

Copies of the Annual Report and Form 20-F 2006 and Interim Results
press release are available on request from Reuters Group PLC,
South Colonnade, Canary Wharf, London E14 5EP.

Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Supplementary Pages

Supplementary Pages
This supplementary section provides the following:

PAGE	INFORMATION
33	Revenue tracker
34	Trading cost movements
Core cost growth
35	Free cash flow
36	Movement in net debt
37	Share buyback and dividend
38	Statutory income statement
39	Income statement
40	Adjusted EPS
41	H1 2007 currency weighting
Average exchange rates
42	Additional information
1) Share of associate and joint venture profits
43	Non-GAAP to IFRS reconciliations
1) H1 2007 movement in revenue and trading profit – underlying to actual reconciliation
45	2) Reconciliation of actual percentage change to underlying change – revenue by geography
3) Operating profit to trading profit
4) Reconciliation of adjusted tax charge on continuing operations to reported tax charge on continuing operations
46

5) Reconciliation of PBT/basic EPS from continuing operations to PBT/basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits from disposals, fair value movements, Thomson deal- related costs and related taxation effects

6) Reconciliation of cash flow
a) Analysis of continuing operations net debt
b) Reconciliation of opening to closing net debt
47	7) Reconciliation of cash flow (continued)
a) Analysis of Reuters working capital
b) Analysis of net disposals / acquisitions
c) Analysis of other not included in free cash flow

INTERIM RESULTS July 2007	32

Supplementary Pages

(£85m)

£27m

£49m

Revenue tracker

H1

2006

H1

2007

£1,277m

4.1%

Core
Growth

2.3%

(7.1%)

£1,268m

Core Plus

Currency

(0.7%)

6.4%
Underlying

INTERIM RESULTS July 2007	33

Supplementary Pages

Trading cost movements

H1

2006

H1

2007

£1,121m

£1,093m

£31m

CP

Investment

£13m

Currency

(£60m)

(£12m)

CP

Savings

Core

Core cost growth

£m

Inflation	32
Gearing	6
Other core cost movements	(18)

Core cost growth ex recoveries	20
Recoveries	11

Core cost growth	31

INTERIM RESULTS July 2007	34

Supplementary Pages

Free cash flow

Movement

H1
2006

Trading cash flow

Restructuring

Tax

Net finance costs

Other

Free Cash Flow

            145

      (36)

      (17)

      (3)

      (8)

      81

           (80)

                 29

          (1)

   (13)

    8

   (57)

£m

H1
2007

                 65

(7)

(18)

(16)

-

24

INTERIM RESULTS July 2007	35

Supplementary Pages

Movement in net debt

31 Dec

2006

(£333m)

(£143m)

(£4m)

Share
buyback

FCF

£24m

£20m

(£86m)

Pensions
funding

Net
disposals/
acquisitions

Dividend

(£499m)

30 June

2007

Other

£23m

INTERIM RESULTS July 2007	36

Supplementray Pages

Share buyback

Dividend

Total of £893m returned (218m shares) at a VWAP
of 407p

Following Thomson – Reuters announcement,
further buy-backs suspended

Full Year dividend of 12p declared on
announcement of Thomson transaction

Interim dividend of 5p

Final dividend of 7p payable on completion subject
to early closing adjustment if applicable

INTERIM RESULTS July 2007	37

Supplementary Pages

Statutory Income Statement

£m

Actual

Change

H1

2006

CONTINUING OPERATIONS

Operating profit

Profit before tax

Profit for the period from

continuing operations

DISCONTINUED OPERATIONS

Profit for the period from

discontinued operations

PROFIT FOR THE PERIOD

Basic EPS

Reuters adjusted EPS*

Weighted average number of shares

122

123

96

-

96

7.3p

8.5p

1,321m

10%

11%

9%

-

19%

26%

25%

(6%)

H1

2007

134

136

105

9

114

9.2p

10.6p

1,239m

*Basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits on disposals, fair value movements, Thomson deal-related costs and related taxation effects. The impact of recently announced reductions in the corporation tax rates in various countries has also been excluded.

INTERIM RESULTS July 2007	38

Supplementary Pages

Income Statement

£m

H1

2006

Revenue

Trading costs

Trading profit

Restructuring costs

Thomson deal costs

Impairments and amortisation of business

combination intangibles

Profit on disposal of subsidiary undertakings

Fair value movements

Operating profit

Net finance costs

Profit on disposal of joint ventures,

associates & investments

Share of associates & joint ventures results

Profit before tax

Taxation

Profit for the period from continuing operations

Profit for the period from discontinued operations

Profit for the period

1,277

(1,121)

156

(11)

-

(11)

2

(14)

122

-

-

1

123

(27)

96

-

96

H1

2007

1,268

(1,093)

175

-

(21)

(11)

-

(9)

134

(14)

19

(3)

136

(31)

105

9

INTERIM RESULTS July 2007	39

Supplementary Pages

Adjusted EPS

£m

Actual

Change

H1

2006

Trading profit

Restructuring

Associates and joint ventures

Interest

Adjusted PBT

Adjusted tax charge

Adjusted earnings

Weighted average number of shares

Adjusted EPS

156

(11)

1

-

146

(33)

113

1,321m

8.5p

13%

-

-

-

8%

(18%)

16%

(6%)

25%

H1

2007

175

-

(3)

(14)

158

(27)

131

1,239m

10.6p

INTERIM RESULTS July 2007	40

Supplementary Pages

Other
11%
Yen
5%
Sterling
11%
US Dollar
47%
Euro
26%
Other
15%
Yen
2%
US Dollar
37%
Sterling
32%
Euro
14%

REUTERS

H1 2007 currency weighting

Revenue

Trading costs

Average Exchange Rates

	H1 2007	H1 2006	Full Year 2006

£/$US	1.97	1.78	1.83
£/€	1.48	1.46	1.47
£/¥	234.48	206.98	212.92

INTERIM RESULTS July 2007	41

Supplementary Pages

Additional information

1) Share of associate and joint venture profits

£m	H1 2007	H1 2006

Factiva	-	1
Other Reuters affiliates	(3)	-

Total Reuters associate and joint venture profits	(3)	1

INTERIM RESULTS July 2007	42

Supplementary Pages

Non-GAAP to IFRS reconciliations

1) H1 2007 movement in revenue and trading profit –underlying to actual reconciliation

Total	Underlying	Currency	Acqn/Disp	Actual	Slide

Recurring	6%	(7%)	-	(1%)	8
Usage	9%	(9%)	-	-	8
Outright	(1%)	(5%)	3%	(3%)	8

Total revenue	6%	(7%)	-	(1%)	8
Trading costs	3%	(6%)	-	(3%)	8
Trading profit	36%	(22%)	(1%)	13%	8

Sales & Trading	Underlying	Currency	Acqn/Disp	Actual	Slide

Recurring	2%	(7%)	-	(5%)	11
Usage	18%	(11%)	-	7%	11
Outright	26%	(10%)	-	16%	11

Total revenue	3%	(7%)	-	(4%)	11
Trading profit	22%	(22%)	-	-	11

Sales & Trading Product Family	Underlying	Currency	Acqn/Disp	Actual	Slide

Reuters Xtra	10%	(8%)	-	2%	11
Reuters Trader	(20%)	(5%)	-	(25%)	11
Recoveries	9%	(7%)	-	2%	11

Sales & Trading	3%	(7%)	-	(4%)	11

Research & Asset Management	Underlying	Currency	Acqn/Disp	Actual	Slide

Recurring	26%	(8%)	-	18%	12
Usage	(3%)	(8%)	-	(11%)	12

Total revenue	25%	(7%)	-	18%	12
Trading profit	-	-	-	-	12

Research & Asset Management Product Family	Underlying	Currency	Acqn/Disp	Actual	Slide

IB & IM	36%	(5%)	-	31%	12
Reuters Wealth Manager	11%	(9%)	-	2%	12

Research & Asset Management	25%	(7%)	-	18%	12

INTERIM RESULTS July 2007	43

Supplementary Pages
Enterprise	Underlying	Currency	Acqn/Disp	Actual	Slide

Recurring	9%	(7%)	-	2%	13
Outright	(2%)	(4%)	4%	(2%)	13

Total revenue	8%	(7%)	1%	1%	13
Trading profit	38%	(17%)	(5%)	16%	13

Enterprise Product Family	Underlying	Currency	Acqn/Disp	Actual	Slide

Reuters Enterprise Information	17%	(8%)	-	9%	13
Reuters Information Management	(16%)	(6%)	-	(22%)	13
Reuters Trade and Risk Management	9%	(7%)	2%	4%	13

Enterprise	8%	(7%)	-	1%	13

Media	Underlying	Currency	Acqn/Disp	Actual	Slide

Recurring	5%	(6%)	-	(1%)	14
Usage	(11%)	(6%)	-	(17%)	14

Total revenue	2%	(7%)	-	(5%)	14
Trading profit	(39%)	(11%)	-	(50%)	14

Media Product Family	Underlying	Currency	Acqn/Disp	Actual	Slide

Agency Services	1%	(6%)	-	(5%)	14
Consumer Media	10%	(11%)	-	(5%)	14

Media	2%	(7%)	-	(5%)	14

INTERIM RESULTS July 2007	44

Supplementary Pages

2) Reconciliation of actual percentage change to underlying change - revenue by geography

	Underlying	Currency	Acqn/Disp	Actual	Slide

Europe, Middle East & Africa	5%	(4%)	-	1%	15
Americas	8%	(10%)	-	(2%)	15
Asia	7%	(10%)	-	(3%)	15

Total revenue	6%	(7%)	-	(1%)	15

3) Operating profit to trading profit

£m	H1 2007	H1 2006		H1 2007	H1 2006

Operating margin / profit	10.6%	9.5%		134	122
Restructuring charges	-	0.8%		-	11
Thomson deal costs	1.6%	-		21	-
Impairments & amortisation of business	0.9%	0.9%		11	11
combination intangibles
Profit on disposal of subsidiaries	-	(0.1%	)	-	(2)
Fair value movements	0.7%	1.1%		9	14

Trading margin / profit	13.8%	12.2%		175	156

4) Reconciliation of adjusted tax charge on continuing operations to reported tax charge on continuing operations

£m	H1 2007	H1 2006

Adjusted tax charge	(27)	(33)
Tax on fair value movements	2	4
Tax on amortisation of intangibles	2	2
Tax on disposals	(2)	-
Effective change of tax rates	(6)	-

Reported tax charge	(31)	(27)

INTERIM RESULTS July 2007	45

Supplementary Pages

5) Reconciliation of PBT/basic EPS from continuing operations to PBT/basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits from disposals, fair value movements, Thomson deal-related costs and related taxation effects

	PBT £m		EPS
	H1 2007	H1 2006	H1 2007	H1 2006

PBT / basic EPS from continuing operations	136	123	8.4p	7.3p
Impairments and amortisation of business combination	11	11	0.9p	0.8p
intangibles
Profit on disposal of subsidiaries, associates & joint	(19)	(2)	(1.5p)	(0.1p)
ventures
Fair value movements	9	14	0.7p	1.0p
Thomson costs	21	-	1.7p	-

Profit / basic EPS from continuing operations before taxation, impairments & amortisation of business combination intangibles, investment income, profits on disposals and fair value movements and Thomson deal-related costs.	158	146	10.2p	9.0p
Adjusted tax charge / Tax effect	(27)	(33)	0.4p	(0.5p)
Adjusted tax rate / Average number of shares	17%	23%	1,239m	1,321m

Profit / basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits on disposals, fair value movements, Thomson deal-related costs, related taxation effects and change in corporation tax rate.	131	113	10.6p	8.5p

6) Reconciliation of Cash Flow

These tables provide a reconciliation of the non-GAAP cash flow measures on slides 17, 35 & 36 to the IFRS format of the cash flow shown in the Press Release.

a) Analysis of continuing operations net debt

£m	H1 2007	H1 2006

Short term deposits	205	2
Cash and cash equivalents	162	338
Bank overdrafts	(4)	(9)
Borrowings	(862)	(603)

Net debt	(499)	(272)

b) Reconciliation of opening to closing net debt

£m

Opening net debt 1 Jan 2007	(333)
Cash flow	(166)
Fair value movements	8
Other non cash movements	(8)
Exchange gains	-

Closing net debt 30 June 2007	(499)

INTERIM RESULTS July 2007	46

Supplementary Pages

7) Reconciliation of Cash Flow continued

a) Analysis of Reuters working capital

£m

Increase in inventories	(1)
Increase in receivables	(29)
Decrease in payables	(20)
Decrease in provisions	(21)
Decrease in pension deficit	(12)
Less UK pension schemes funding	4
Less restructuring provision	7

Working capital	(72)

b) Analysis of net disposals / acquisitions

£m

Cash proceeds from disposals	23
Cash inflow relating to prior year disposals	21
Cash outflows relating to prior year disposals	(1)

Net proceeds from disposals	43
Cash outflows from acquisitions	(12)
Cash outflows relating to prior year acquisitions	(11)

Net disposals / acquisitions	20

c) Analysis of other not included in free cash flow

£m

Fair value movements in net debt	8
Other non cash movements in net debt	(8)
Proceeds from issue of shares	24
Thomson deal-related costs	(3)
Proceeds from closing of derivative contract	2

Other	23

INTERIM RESULTS July 2007	47